Registration No. 33-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.       Exact name of trust:
         American Skandia Life Assurance Corporation Separate Account F

B.       Name of depositor:
         American Skandia Life Assurance Corporation

C.       Complete address of depositor's principal executive offices:
         One Corporate Drive, Shelton, CT 06484

D.       Name and complete address of agent for service:
         Scott K. Richardson, Esq.
         American Skandia Life Assurance Corporation
         One Corporate Drive
         Shelton, CT  06484

         It  is  proposed  that  this  filing  will  become   effective   (check
         appropriate  box)
         [ ] immediately upon filing pursuant to paragraph (b)
         [ ] on ____________  pursuant to paragraph (b)
         [ ] 60 days after filing pursuant to paragraph (a)(1)
         [ ] on ____________  pursuant to paragraph (a)(1) of rule (485)
         [ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment

E. Title and amount of securities being registered: Modified Single Premium Variable Life Insurance.
         The Registrant elects to register an indefinite number of securities by this registration statement in accordance with Rule 24f-2 under the Investment Company Act of 1940.

F. Proposed maximum aggregate offering price to the public of the securities being registered:

G.       Amount of filing fee:
         None

H.       Approximate date of proposed public offering
         As soon as practicable after the effective date of this Registration Statement.

[ ] Check box if it is  proposed  that this  filing  will  become  effective  on
    ______________ at ____________ pursuant to Rule 487.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, action pursuant to said Section 8(a), may determine.



                         RECONCILIATION AND TIE BETWEEN
                           FORM N-8B-2 AND PROSPECTUS


ITEM NO. OF
FORM N-8B-2                CAPTION IN PROSPECTUS

1.                          Face page

2.                          Face page

3.                          Not applicable

4.                          Distribution of this Offering

5.                          The Separate Account

6.                          The Separate Account

7.                          Not Applicable

8.                          Not Applicable

9.                          Legal Proceedings

10. Face page; Variable Investment Options; The Separate Account; Voting; Modification of the Separate Account; Additional Tax Considerations; Loans; Partial Withdrawals; Surrenders; Transfers and Allocation Services; Safekeeping of the Assets

11.                         Face page; Variable Investment Options

12.                         Face page; Variable Investment Options

13.                         Costs;    Variable   Investment   Options;    Taxes;
                            Additional Tax Considerations

14.                         Buying a Policy - How do I buy a Policy?

15. Account Value and Cash Value; Buying a Policy - How and When is my Premium Invested?

16. Buying a Policy - How and When is my Premium Invested? Variable Investment Options

17.                         Partial  Withdrawals;   Surrenders;   Reinstatement;
                            Account Value and Cash Value; Buying a Policy; Pricing Transactions

18. Account Value; Variable Investment Options; The Separate Account; Safekeeping of the Assets

19.                         Reports

20.                         Voting; Safekeeping of the Assets

21.                         Loans

22.                         Not applicable

23.                         Safekeeping of the Assets

24.                         Not applicable

25.                         Regulation; The Insurance Company

26.                         Not applicable

27.                         The Insurance Company

28.                         Appendix C - Executive Officers and Directors

29.                         The Insurance Company

30.                         Not applicable

31.                         Not applicable

32.                         Not applicable

33.                         Not applicable

34.                         Not applicable

35.                         The Insurance Company; Regulation

36.                         Not applicable

37.                         Not applicable

38.                         Distribution of this Offering

39.                         Distribution of this Offering

40.                         Not applicable

41.                         The Insurance Company; Distribution of this Offering

42.                         Not applicable

43.                         Not applicable

44.                         Account Value and Cash Value; Pricing  Transactions;
                            Additional Tax Considerations; Net Investment Factor

45.                         Not applicable

46.                         Account Value and Cash Value; Pricing  Transactions;
                            Additional Tax Considerations; Net Investment Factor

47.                         Variable Investment Options; The Separate Account

48.                         Face Page; The Insurance Company

49.                         Not applicable

50.                         The Separate Account; Safekeeping of the Assets

51. Face Page; The Insurance Company; Benefits at the Insured's Death; Designations

52.                         Modification of the Separate Account

53.                         Additional Tax Considerations

54.                         Not applicable

55.                         Not applicable

56.                         Not applicable

57.                         Not applicable

58.                         Not applicable

59.                         Appendix D




This Prospectus describes a modified single premium variable life insurance policy being offered by American Skandia Life Assurance Corporation ("we," "our," "us," "American Skandia," or "the Company"), One Corporate Drive, P.O. Box 883, Shelton, Connecticut, 06484. This policy may be offered as individual coverage or as interest in a group policy. This Prospectus provides a detailed discussion of matters you should consider before buying a Policy. This policy or certain of its investment options may not be available in all jurisdictions. Various rights and benefits may differ between jurisdictions to meet applicable law and/or regulations. This Prospectus is made up of the following general sections: Cover Page, Table of Contents, Definitions, Description of the Offering, Miscellaneous Provisions and Additional Details. On this cover page and in the Description of the Offering section, we use a "question and answer" format to assist you in understanding this offering.

         In summary, what is American Skandia offering to me? We are offering a type of cash value life insurance coverage. This life insurance coverage is called a "modified single premium variable life insurance policy." These technical terms can be explained, as follows:

         (1) This coverage is life insurance because a death benefit becomes payable to a beneficiary upon the death of the person insured. It is cash value life insurance because, in addition to a death benefit, it also provides living benefits for the owner, such as a right to take loans from us using the value of the policy as collateral and the right to take withdrawals.

         (2) This coverage is called modified single premium because we do not accept any premium other than the first unless we know about the additional premium during the underwriting period or an additional amount is required to keep the policy from being cancelled.

         (3) This coverage is variable because you can allocate all or part of your premium to variable investment options that invest in underlying mutual funds. The performance of these investment options is not guaranteed. You bear the investment risk if you allocate funds to these investment options because the benefits that depend on the investment performance of these investment options can decrease or increase.

         (4) This coverage allows you to allocate all or part of your premium to a fixed option to which we credit interest. The return on this option is guaranteed. We bear the investment risk if you allocate funds to this option.

         (5) We believe this policy will be treated as a "modified endowment contract" under the Internal Revenue Code (the "Code"). In general, the tax treatment of a modified endowment contract's death benefit is similar to that of death benefits under life insurance policies, while the tax treatment of the contract's living benefits are similar to those of living benefits under deferred annuities. This means that in many circumstances the beneficiary owes no Federal income tax on the death proceeds. However, most distributions from such a policy while the insured is alive, including loans, withdrawals and surrender, are taxable to the owner, like distributions from a deferred annuity before annuity payments begin. This means that such distributions are deemed to come first from any gain in the policy. Any gain is treated as ordinary income and may be subject to a 10% tax penalty if taken before your age 59 1/2. Information relating to the tax treatment of life insurance contracts which are not modified endowment contracts appears in the section entitled "Additional Tax Considerations".

         What are the investment options? The premium is allocated to your choice of investment options. The variable investment options are segments of American Skandia Life Assurance Corporation Separate Account F ("Account F"). Each segment in Account F invests exclusively in an underlying mutual fund or one portfolio of an underlying mutual fund. As of the date of this Prospectus, the following underlying mutual funds or portfolios of the following underlying mutual funds are being offered: American Skandia Trust, The Alger American Fund, Neuberger & Berman Advisers Management Trust and Montgomery Variable Series. The available portfolios of these underlying funds and the applicable investment management fees and operating expenses are listed on page [ ]. We also offer a fixed option that credits a fixed rate of interest. Our obligations based on allocations to the fixed option are supported by our general account, as are any obligations such as the portion of the death benefit in excess of the policy's account value or any fixed settlement options. The investment manager to American Skandia Trust, as of the date of this Prospectus, is our affiliate, American Skandia Investment Services, Incorporated.

Is there Federal insurance for these policies? Premiums for these policies are not deposits or obligations of, or guaranteed or endorsed by, any bank or bank subsidiary. Neither premiums nor any payments or benefits pursuant to these policies are insured by the Federal Deposit Insurance Corporation, the Federal
Reserve          Board,          or          any          other          agency.
--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. PLEASE READ THIS PROSPECTUS AND THE CURRENT PROSPECTUSES FOR THE UNDERLYING FUNDS. KEEP IT FOR FUTURE REFERENCE.
--------------------------------------------------------------------------------
SPVLI1-PROS  (12/97)  CALL  1-800-752-6342  FOR FURTHER  INFORMATION
Prospectus Dated: December [ ], 1997

                     This page is intentionally left blank.

                                TABLE OF CONTENTS

DEFINITIONS

DESCRIPTION OF THE OFFERING
                  Purchasers
                  The Insurance Company
                  Benefits at the Insured's Death
                  Account Value and Cash Value
                  Cash Value Credits
                  Costs
                  Buying a Policy
                  Variable Investment Options
                  Transfers and Allocation Services
                  Loans
                  Partial Withdrawals
                  Surrenders
                  Accelerated Death Benefit
                  Medically-Related Waiver
                  Risks
                  Other Rights
                  The Separate Account
                  Taxes
                  Available Information

MISCELLANEOUS PROVISIONS AND ADDITIONAL  DETAILS
                  Providing  Services to You
                  Designations
                  Net  Investment   Factor
                  Allocation   Programs
                  Limitations  on  Transfers
                  Death  During  the  Grace  Period
                  Reinstatement
                  Maturity
                  Pricing Transactions
                  Delaying Transactions
                  Voting  Transfers,  Assignments  Pledges
                  Reports
                  Incontestability
                  Suicide
                  Misstatement
                  Backdating
                  Resolving Material Conflicts
                  Modification of the Separate Account
                  Entire Contract
                  Additional  Tax  Considerations
                  Safekeeping  of the Assets
                  Regulation
                  Legal  Matters
                  Legal  Proceedings
                  Experts
                  Distribution of this Offering
                  Illustrations
                  Executive Officers and Directors
                  Financial Statements



                          TABLE OF CONTENTS (continued)

APPENDIX A - HYPOTHETICAL ILLUSTRATION OF DEATH BENEFITS, ACCOUNT
     VALUES AND CASH VALUES

APPENDIX B - HYPOTHETICAL ILLUSTRATION OF ACCELERATED DEATH BENEFIT

APPENDIX C - EXECUTIVE OFFICERS AND DIRECTORS

APPENDIX D - FINANCIAL STATEMENTS FOR AMERICAN SKANDIA LIFE
     ASSURANCE CORPORATION AND AMERICAN SKANDIA LIFE ASSURANCE
     CORPORATION SEPARATE ACCOUNT F

DEFINITIONS: The following are key terms used in this Prospectus. Other terms are defined in this Prospectus as they appear.

ACCOUNT VALUE is the value of each allocation to a Sub-account and any Fixed Allocation, plus any earnings and less any losses, distributions and charges thereon, plus the value of any amounts in the Loan Account, plus any earnings and less any distributions and charges thereon, all before assessment of any contingent deferred sales charge, contingent deferred tax charge or Debt. Account Value is determined separately for each Sub-account and each Fixed Allocation, as well as for any amounts in the Loan Account, and then totaled to determine the Account Value of your entire Policy.

AGE is the age of an Insured for purposes of this Policy. Initially, and for the first Policy Year, it is the age last birthday of an Insured as of the Policy Date. In each following Policy Year, it is the age last birthday of an Insured as of the Policy Anniversary.

APPLICATION is the form or combination of forms we require you to submit when you are seeking a Policy. Where there are two Insureds, Application means the form or combination of forms required for both Insureds.

BENEFICIARY is a person or entity you designate on whose behalf any Death Proceeds are payable. Unless otherwise specified, Beneficiary refers to all persons or entities so designated.

CASH VALUE is the Account Value less any contingent deferred sales charge, contingent deferred tax charge and Debt.

CASH VALUE CREDITS are amounts we credit to your Account Value. We credit these amounts if your total Cash Value on a Policy Anniversary equals or exceeds a Cash Value trigger.

CODE is the Internal Revenue Code of 1986, as amended from time to time.

DEATH BENEFIT is the amount payable as a result of an Insured's death before any applicable reduction for any Debt and before addition of any interest due pursuant to law. If there is a second Insured, the Death Benefit is payable upon the death of the last surviving Insured.

DEATH PROCEEDS is the amount payable as a result of the Insured's death after any applicable reduction for Debt and after addition of any interest due pursuant to law.

DEBT is the total of any outstanding loan and loan interest.

FACE AMOUNT is the Death Benefit as of the Policy Date.

FIXED ALLOCATION is an allocation of Account Value that is to be credited a fixed rate of interest.

GROWTH is a portion of the Account Value. It equals (a) less (b) less (c), where: (a) is the total current Account Value; (b) is any Debt; and (c) is the Premium less any partial withdrawals treated as a withdrawal of Premium.

GUARANTEED MINIMUM DEATH BENEFIT is the minimum amount we guarantee is due as a result of the Insured's death, prior to any reduction for Debt, even if it is higher than the Required Death Benefit.

IN WRITING is in a written form, in a manner we accept, that is satisfactory to us and filed at our Office. We retain the right to specifically agree in advance to accept communication regarding a specific matter by telephone or by some other form of electronic transmission, in a manner we prescribe.

INSURED is the person upon whose life coverage is issued and as a result of whose death the Death Proceeds are payable. If there is more than one Insured, Insured means the last surviving Insured, unless otherwise stated.

ISSUE DATE is the date we issue your Policy.

LOAN ACCOUNT is where we maintain Account Value that is collateral for a loan to you from us.

MATURITY DATE is the Policy Anniversary immediately following the Insured's 95th birthday, or if there are two Insureds, immediately following the 95th birthday of the younger Insured, or what would have been the younger Insured's 95th birthday if the younger Insured predeceases the older Insured.

MONTHLY PROCESSING DATE is the Valuation Day each month when we deduct charges from the Account Value. The first Monthly Processing Date is the Policy Date. After that, the Monthly Processing Dates generally occur on the same day of the month as the Policy Date. If the Monthly Processing Date occurs on a day that is not a Valuation Day, the Monthly Processing Date that month will be the next Valuation Period.

NET SINGLE PREMIUM is the amount that would be required, according to the Code and the regulations based on the Code, to fund: (a) the Policy's Required Death Benefit, assuming the current Required Death Benefit would not change; and (b) future benefits and charges using assumptions about: (i) growth of Account Value so that it would equal the current Required Death Benefit on the Maturity Date; and (ii) charges, as provided pursuant to the Code. The Net Single Premium depends on the attained age, gender (where permitted) and risk class of the Insured. The Net Single Premium changes as the Insured ages. The applicable Net Single Premiums would change if required under the Code or regulations based on the Code.

OFFICE  is  our   administrative   office:   American   Skandia  Life  Assurance
Corporation, P.O. Box 290698, Wethersfield, Connecticut 06129-0698.

OWNER is either an entity or person who may exercise the ownership rights provided by a Policy. If we issue a certificate representing interests in a group life insurance policy, the rights, benefits, and requirements of and the events relating to an Owner, as described in this Prospectus, will be your rights as participant in such group policy. Unless later changed, Owner refers to all persons or entities designated as such in your Policy.

POLICY is the insurance contract we issue as evidence of our commitment to pay the Death Proceeds upon the death of the Insured.

POLICY ANNIVERSARY is the yearly anniversary of the Policy Date.

POLICY DATE is the effective date of your Policy.

POLICY YEARS are continuous 12-month periods that begin on the Policy Date and each Policy Anniversary thereafter.

PORTFOLIO is a portfolio of an underlying mutual fund.

PREMIUM is the cash consideration you give to us for the rights, privileges and benefits provided by a Policy according to its terms. This includes Premium paid as of the Issue Date, as shown in the Policy, and any additional consideration we choose to accept. Acceptance must occur before completion of the underwriting for the Policy.

REQUIRED DEATH BENEFIT is the minimum amount due as a result of the Insured's death pursuant to the applicable test we apply in accordance with the Code, prior to any reduction for Debt.

SEPARATE ACCOUNT is our separate account to which we allocate assets in relation to our obligations for benefits based on the variable investment options.

SUB-ACCOUNT is a division of the Separate Account.

UNIT is a measure used to calculate Account Value in a Sub-account.

UNIT PRICE is used for calculating: (a) the number of Units allocated to a Sub-account; and (b) the value of transactions into or out of a Sub-account or benefits based on Account Value in a Sub-account. Each Sub-account has its own Unit Price, which will vary each Valuation Period to reflect the investment experience of that Sub-account.

VALUATION DAY/DATE is every day the New York Stock Exchange is open for trading or any other day that the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

VALUATION PERIOD is the period of time between the close of business of the New York Stock Exchange on successive Valuation Days.

"we," "us," "our," "American Skandia," or "the Company" means American Skandia Life Assurance Corporation.

"you" or "your" means the Owner.

DESCRIPTION OF THE OFFERING: This Policy is described using a "question and answer" format that assumes you, the prospective purchaser, are asking the questions. The description below is divided into the following sections:
Purchasers, The Insurance Company, Benefits at the Insured's Death, Account Value and Cash Value, Cash Value Credits, Costs, Buying a Policy, Variable Investment Options, Transfers and Allocation Services, Loans, Partial Withdrawals, Surrenders, Accelerated Death Benefit, Medically-Related Waiver, Risks, Other Rights, The Separate Account, Taxes and Available Information. A Description of Miscellaneous Provisions and Additional Details about American Skandia follows this description.

                                   Purchasers

         Who should buy this Policy? Life insurance can be bought to meet a number of needs of individuals or entities, such as corporations or trusts. Different types of life insurance are designed to address certain needs more than others. This Policy may be appropriate for a number of persons or entities, but it may be especially useful for addressing a range of estate planning needs. Because of estate taxes, purchasers may want to consider placing this type of coverage in an applicable trust or transferring ownership of the Policy in an effort to remove the asset from their estate. This Policy may also be useful for persons seeking to make a sizable donation to a charity or eligible non-profit organization, where the charity is named both Owner and Beneficiary of the Policy, and the donor is named as the Insured. You should evaluate carefully with your financial representative whether this Policy is right for your specific needs in light of your entire situation and your personal and financial goals. In particular, you should evaluate the advantages and disadvantages of replacing any existing life insurance or annuity coverage with this Policy. If you are seeking specific tax consequences, you should consult with a competent tax advisor as to whether and how your goals may best be achieved.

                              The Insurance Company

         Who is American Skandia? American Skandia Life Assurance Corporation is organized as a stock insurance company domiciled in Connecticut. We are licensed as a life insurer in all 50 states and the District of Columbia. We are a wholly owned subsidiary of American Skandia Investment Holding Corporation, whose indirect parent is Skandia Insurance Company Ltd. Skandia Insurance Company Ltd. is part of a group of companies whose predecessor began operations in 1855. Two of our affiliates, American Skandia Marketing, Incorporated, and American Skandia Information Services and Technology Corporation, may undertake certain administrative functions for us. We also may engage various independent firms to undertake various administrative functions for us. Our affiliate, American Skandia Investment Services, Incorporated, currently acts as the investment manager to American Skandia Trust, one of the underlying mutual funds whose Portfolios are available as variable investment options. We currently engage Skandia Investment Management, Inc., an affiliate whose indirect parent is Skandia Insurance Company Ltd., as investment manager for our general account. We are under no obligation to engage or continue to engage any investment manager.

                         Benefits at the Insured's Death

         What benefits are due as a result of the Insured's death? The benefits due as a result of the Insured's death are the Death Proceeds. If there are joint Insureds, the benefits are due as a result of the death of the last surviving Insured.

         What are the Death Proceeds? The Death Proceeds are based on the Death Benefit as of the date we receive all our requirements for paying a death claim and are satisfied that the death claim can be paid. These requirements include, but are not limited to, receipt of a valid death certificate and information we need to make payments to each Beneficiary.

We determine the Death Proceeds by first subtracting any Debt from the Death Benefit. We then add any interest amount required by law.

         What is the Death Benefit? The Death Benefit is the higher of the Required Death Benefit and the Guaranteed Minimum Death Benefit as of the date we receive due proof of death. The Required Death Benefit is the minimum amount that must be payable at the Insured's death, before reduction for any Debt, for the Policy to be treated as life insurance under the Code. The Guaranteed Minimum Death Benefit, which is discussed below in response to the question, "What is the Guaranteed Minimum Death Benefit?," is the minimum amount payable at the Insured's death, before reduction for any Debt, irrespective of the Required Death Benefit. The Required Death Benefit is determined by treating the Account Value as if it were the Net Single Premium. We determine the Required Death Benefit by dividing the Account Value by factors that are determined as of the Policy Date. These factors vary by the attained Age, gender (where permitted) and risk class of the Insured. The following are representative examples of the factors on the Policy Date for different Ages, genders and risk classes, as well as the amount of the Required Death Benefit if the Account Value were $100,000.

         Female, Age 55, not a tobacco user: The factor is [ ]. $100,000 divided by [ ] results in a Required Death Benefit of $[ ].

         Male, Age 60, a tobacco user: The factor is [ ]. $100,000 divided by [ ] results in a Required Death Benefit of $[ ].

         Female, Age 70, a tobacco user: The factor is [ ]. $100,000 divided by [ ] results in a Required Death Benefit of $[ ].

         Male, Age 75, not a tobacco user: The factor is [ ]. $100,000 divided by [ ] results in a Required Death Benefit of $[ ].

As noted above, the factors depend on the Insured's gender (where permitted), risk class and attained Age. The gender and risk class of the Insured does not change, so the only element that changes the factor after the Policy Date is the aging of the Insured. The following example may help you understand the effect of aging on the Required Death Benefit.

The Insured is a woman, Age 64, for whom coverage was issued at her Age 60 in the "not a tobacco user" risk class. On the Valuation Day before the Policy Anniversary following the Insured's 65th birthday, the Account Value is $100,000. The Required Death Benefit as required under the Code for this Insured's age, gender, risk class and Account Value is $100,000 divided by the applicable factor of [ ], which results in a Required Death Benefit of $[ ]. For the sake of this example, assume that the next Valuation Day, which is the Policy Anniversary after the Insured's 65th birthday (the day the Insured turns Age 65 for purposes of the Policy), the Account Value remains $100,000. At the higher Age of 65, the Required Death Benefit on the Policy Anniversary is $100,000 divided by the applicable factor of [ ], which results in a Required Death Benefit of $[ ].

         What else can affect the Required Death Benefit? The Required Death Benefit changes as the Account Value changes. This is because the Required Death Benefit is calculated based on the Account Value. A few examples may help show what this means. Assume for purposes of these examples that the Insured is a woman, Age 65, for whom coverage was issued at her Age 60 in the "not a tobacco user" risk class.

         (a) On a particular Monthly Processing Date, the Account Value of the Policy is $100,000. The Required Death Benefit as of that Valuation Day is $100,000 divided by the then applicable factor of [ ], or $[ ]. As of the next Valuation Day, assume the Account Value has grown to $100,010. The Required Death Benefit is $100,010 divided by the same factor of [ ], or $[ ].

         (b) On a particular Monthly Processing Date, the Account Value of the Policy is $100,000. The Required Death Benefit as of that Valuation Day is $100,000 divided by the then applicable factor of [ ], or $[ ]. As of the next Valuation Day, assume the Account Value has decreased to $99,990. The Required Death Benefit is $99,990 divided by the same factor of [ ], or $[ ].

         (c) On a particular Monthly Processing Date, the Account Value of the Policy before any partial withdrawal is $100,000. The Required Death Benefit as of that Valuation Day is $100,000 divided by the then applicable factor of [ ], or $[ ]. On that same day, assume $20,000 is taken as a partial withdrawal. Immediately after the partial withdrawal, the Required Death Benefit is $80,000 divided by the same factor of [ ], or $[ ].

         What is the Face Amount? The Face Amount is the Required Death Benefit on the Policy Date.

         What is the Guaranteed Minimum Death Benefit? We use the Guaranteed Minimum Death Benefit in determining the Death Proceeds if the Guaranteed Minimum Death Benefit is higher than the Required Death Benefit. The Guaranteed Minimum Death Benefit is determined as follows:

         (a) On the Policy Date, the Guaranteed Minimum Death Benefit equals the Premium.

         (b) After the Policy Date and until the first Policy Anniversary, the Guaranteed Minimum Death Benefit is the Premium less every "reduction due to a withdrawal," which is defined below.

         (c) After the first Policy Anniversary but before the "target date," (the Policy Anniversary that the Insured turns Age 75), the Guaranteed Minimum Death Benefit is the higher of (1) or (2), where: (1) is the Premium less every "reduction due to a withdrawal"; and (2) is the highest "Anniversary Value." "Anniversary Value" is the Account Value on any Policy Anniversary less every reduction due to a withdrawal since that Policy Anniversary.

         (d) On or after the "target date," the Guaranteed Minimum Death Benefit is the higher of (1) or (2), where: (1) is the Premium less every "reduction due to a withdrawal"; and (2) is the highest Anniversary Value, as defined above in
(c), as of the "target date," less every "reduction due to a withdrawal" after the "target date."

         (e) Notwithstanding items (a) through (d) above, if the Insured is Age 75 or older on the Policy Date, the Guaranteed Minimum Death Benefit is the Premium less every "reduction due to a withdrawal."

         (f) If the Policy is issued for two (2) Insureds, the Guaranteed Minimum Death Benefit is based on the age of the younger Insured, or what would have been the age of the younger Insured if the younger Insured predeceases the older Insured.

A "reduction due to a withdrawal" is a proportional reduction. It equals the ratio by which the Account Value is reduced by a partial withdrawal or a payment under the Accelerated Death Benefit provision, described below in the section of the same name, multiplied by the Guaranteed Minimum Death Benefit as of the effective date of such partial withdrawal or payment. For example, if the Guaranteed Minimum Death Benefit before a partial withdrawal is $100,000 and the Account Value is $120,000, the Guaranteed Minimum Death Benefit after a $60,000 partial withdrawal (a 50% reduction in the Account Value) would be $50,000 (a 50% reduction in the Guaranteed Minimum Death Benefit).

         How are Death Proceeds paid? We pay the Death Proceeds as a lump sum or in accordance with the terms of whatever settlement options we then make available to Beneficiaries. Generally, the Beneficiary can choose a lump sum or one of the settlement options. However, you may choose the method of payment if you let us know In Writing before the Insured's death how you want the Death Proceeds to be paid.

                          Account Value and Cash Value

         What is the Account Value? The Account Value is the value of a Policy before any deduction for any contingent deferred sales charge, contingent deferred tax charge or Debt. It is the total of the Account Value maintained in the investment options you choose to utilize plus any Account Value in the Loan Account. You may allocate Account Value to variable investment options, which are all Sub-accounts of the Separate Account, or to Fixed Allocations. Account Value is maintained in the Loan Account as collateral for outstanding loans.

         How does American Skandia determine the Account Value in the variable investment options? On each Valuation Date, the Account Value in any variable investment option you utilize equals the number of Units you then maintain in that investment option multiplied by that investment option's then current Unit Price. When you allocate all or a portion of the Premium to an investment option or when you transfer Account Value into a variable investment option, Units are purchased using the then current Unit Price. When you take all or a portion of a distribution or benefit from a variable investment option or you transfer Account Value from a variable investment option, Units are sold at the then current Unit Price in order to fund that distribution, benefit or transfer.

         How does American Skandia determine the Account Value for Fixed Allocations? We credit a fixed rate of interest to Fixed Allocations. From time to time we declare interest rates applicable to new Fixed Allocations. If you make a Fixed Allocation, we credit the rate then in effect to that Fixed Allocation until the next Policy Anniversary. Once that Policy Anniversary is reached, we credit, for the next Policy Year, the then current rate applicable to new Fixed Allocations. This applies to all your Fixed Allocations then in effect. During each subsequent Policy Year, the rate we credit for each Policy Year is the one in effect for new Fixed Allocations at the beginning of that Policy Year.

The Policy offered pursuant to this Prospectus includes Fixed Allocations. These Fixed Allocations are not registered as a security with the Securities and Exchange Commission under either the Securities Act of 1933 or the Investment Company Act of 1940. The Fixed Allocations are not subject to these Acts. Information about the Fixed Allocations is included in this Prospectus to help with your understanding of the features of the Policy. The staff of the Securities and Exchange Commission has not reviewed this information. However, the information may be subject to certain generally applicable provisions of the Federal securities laws regarding accuracy and completeness. The assets supporting Fixed Allocations are held in American Skandia's general account.

         How does American Skandia determine the interest rate for Fixed Allocations? We determine the interest rate applied to Fixed Allocations based on our assessment of the earnings we expect to achieve when investing to support these obligations, our costs, competition, profit targets and other factors. We have sole discretion to determine the rates. However, the interest rate will never be less than 3.0% per year, compounded yearly.

         How does American Skandia determine the Account Value in the Loan Account? The rate we credit to Account Value in the Loan Account depends on whether that Account Value is serving as collateral for "preferred loans" or for "standard loans," which are discussed below in response to the question "What are a `preferred loan' and a `standard loan'?" We credit interest at the rate of 6.0% per year, compounded yearly, to Account Value in the Loan Account serving as collateral for "preferred loans." We credit interest at the rate of 4.0% per year, compounded yearly, to Account Value in the Loan Account serving as collateral for "standard loans."

         What is the Cash Value? The Cash Value is the total Account Value less any contingent deferred sales charge, contingent deferred tax charge and Debt.

         Do I have to maintain a minimum Cash Value? The answer depends on whether there is any Debt. You do not have to maintain a minimum Cash Value if there is no Debt, except if you take a partial withdrawal. We will inform you of the Monthly Processing Date your Cash Value equals or is less than zero. Such Monthly Processing Date is the beginning of the grace period. At that time we will also inform you of the amount you can pay if you wish to reestablish any Cash Value. No payment is required. The Policy remains in force with the Death Benefit equal to the Guaranteed Minimum Death Benefit as of the beginning of the grace period.

If there is any Debt, there must always be enough Cash Value so that after we deduct any charges the Cash Value is more than zero. If the Cash Value would be zero or less after we deduct charges, we send you a notice giving you a 61-day "grace period" to send us a required amount. If this amount is not paid by the end of the grace period, the Policy ends without value.

                               Cash Value Credits

         What are Cash Value Credits, and how do I get them? Cash Value Credits are amounts we credit to your Account Value, where permitted by law. We provide these amounts if your total Cash Value on a Policy Anniversary equals or exceeds a Cash Value trigger. We determine if your Policy is eligible for a Cash Value Credit on each Policy Anniversary. Eligibility for Cash Value Credits may change from year to year. Whether your Cash Value meets or exceeds the trigger depends on investment performance of the investment options, partial withdrawals, Debt and whether you pay back any loans or loan interest.

         What is the Cash Value trigger? The Cash Value trigger is 200% of the Premium. That means that, even if your Account Value is 200% of the Premium, you may not have reached the trigger amount, since the Cash Value may be less than the Account Value due to the contingent deferred sales charge, the contingent deferred tax charge and any Debt.

         How much is added to my Account Value? The Cash Value Credit, if any, added to your Account Value equals 0.25% of the Cash Value on the applicable Policy Anniversary. The following examples may help you understand this.

         (a) Assume that the Premium paid for a Policy is $100,000. Assume that on the 10th Policy Anniversary the Cash Value is $202,000. The
              Cash Value trigger is 200% of $100,000, which is $200,000. The amount to be added to the Account Value is 0.25% of $202,000, which is $505.

         (b) Assume that, for the same Policy, the Cash Value on the 11th Policy Anniversary is $195,000, due to a combination of investment performance and a loan of $25,000 in the middle of the Policy Year. The Cash Value trigger for this Policy, as noted above, is $200,000. Therefore, no Cash Value Credit is provided on the 11th Policy Anniversary.

         (c) Assume that, for the same Policy, the Cash Value on the 12th Policy Anniversary is $240,000, due to a combination of investment performance and repayment of the loan and loan interest. As noted above, the Cash Value trigger is $200,000. The amount to be added is 0.25% of $240,000, which is $600.

         Who pays for the Cash Value Credits, and how are they paid? We pay for any Cash Value Credits out of our general account. We allocate any Cash Value Credits due on the applicable Policy Anniversary to the variable investment options and Fixed Allocations in which you then maintain Account Value. We make the allocations pro-rata based on the Account Value in the variable investment options and any Fixed Allocations on the applicable Policy Anniversary. No allocation is made to the Loan Account. Cash Value Credits cannot be used to repay Debt.

                                      Costs

         What kind of charges are there for this Policy? The Policy has four (4) different kinds of charges: (1) charges we assess against assets maintained in the Separate Account, which only apply to the Account Value you allocate to the variable investment options; (2) charges we deduct monthly from the Account Value and which are due in all Policy Years; (3) charges that we deduct monthly from the Account Value only for the first ten Policy Years; and (4) "contingent" charges, which are those charges that you only pay in certain specified circumstances.

         What are the charges assessed against the Separate Account and when are they paid? We assess a mortality and expense risk charge and an administration charge against the assets in the Separate Account each Valuation Period. The mortality and expense risk charge is 0.90% per year. The charge for the administrative expenses connected with operating the Separate Account is 0.25% per year. We assess these charges each Valuation Period against the average daily total value of each Sub-account. We reserve the right to assess the Separate Account for any taxes that may be attributed to it. Currently, no such charge for taxes is assessed.

         What monthly charge applies in all Policy Years? We always deduct the cost of insurance charge. We take this charge from your Account Value, in advance, each Monthly Processing Day. The charge is a percentage of your then current Account Value.

         How much is the cost of insurance charge? The cost of insurance charge is not a constant dollar amount, in part because it is a percentage of your Account Value. The percentage of your Account Value that we charge differs depending on four factors: (1) whether we issue the Policy for only one Insured or for two; (2) the Age(s) of the Insured(s) as of the Policy Date; (3) the gender of the Insured(s), where permitted; and (4) the risk class(es) of the Insured(s). We reserve the right to also have the percentage decrease based on the size of the Premium.

The actual charge is a monthly charge. The equivalent yearly cost of insurance charges as of the Policy Date are shown below for a Policy issued for one Insured. The charges will be different if we are required by law to charge the same amount for males and females. For purposes of this and the succeeding table, "Age" is as of the Policy Date.

         Gender        Tobacco Usage Class               Ages 20-69             Ages 70 -90
         ------        -------------------               ----------             -----------

         Male            No Tobacco Use                     0.55%                  0.90%
         Female          No Tobacco Use                     0.40%                  0.75%
         Male             Tobacco User                      0.90%                  1.25%
         Female           Tobacco User                      0.75%                  1.10%

If the Policy is issued for two Insureds, the yearly percentages of the Account Value we deduct for the cost of insurance will depend on the risk classes of the Insureds. The following are examples of applicable charges as of the Policy Date. The charges will be different if we are required by law to charge the same amount for males and females.

Gender, 1st Insured    Tobacco Usage Class         Gender, 2nd Insured           Tobacco Usage Class       Charge
-------------------    -------------------         -------------------           -------------------       ------

Male                     No Tobacco Use            Female                          No Tobacco Use            .25%
Male                      Tobacco User             Female                           Tobacco User             .35%
Male                     No Tobacco Use            Female                           Tobacco User             .30%
Male                      Tobacco User             Female                          No Tobacco Use            .30%

         Is there a maximum cost of insurance charge? We monitor the cost of insurance charge so that it never exceeds a guaranteed maximum charge. We determine that guaranteed maximum as if we were charging you an increasing amount based on the Insured's attained Age and were assessing that charge on the difference between the Required Death Benefit and the Account Value. If the percentages we otherwise would charge would exceed the guaranteed maximum, we only charge the guaranteed maximum.

The guaranteed maximum cost of insurance charge depends on the risk class of the Insured(s). Also, if required by law, unisex charges will apply. We base the guaranteed maximum charges on the sex distinct 1980 Commissioners Standard Ordinary Ultimate Mortality Table, age last birthday.

         What monthly charges apply only in the first 10 Policy Years? We deduct the tax charge and the sales charge only in the first 10 Policy Years.

         How much is the sales charge and when do I pay it? We deduct the sales charge during the first 10 Policy Years. It is a percentage of your Account Value and is the equivalent of 0.40% per year. We deduct this charge monthly in advance. We take the charge from your Account Value each Monthly Processing Day. The charge is a percentage of your then current Account Value. If you surrender your Policy or take a partial withdrawal, we may deduct a contingent deferred sales charge, as described below in response to the question "How much is the contingent deferred sales charge and when must I pay it?"

There are certain circumstances which may result in reduction or elimination of the sales charge. These are exactly the same circumstances that may result in reduction or elimination of the contingent deferred sales charge, as described below in response to the question "How much is the contingent deferred sales charge and when must I pay it?"

         How much is the tax charge and when do I pay it? We deduct the tax charge during the first 10 Policy Years. It is a percentage of your Account Value and is the equivalent of 0.25% per year. We deduct this charge monthly in advance. We take the charge from your Account Value each Monthly Processing Day. The charge is a percentage of your then current Account Value. If you surrender your Policy or take a partial withdrawal, we deduct a contingent deferred tax charge, as described below in response to the question "How much is the contingent deferred tax charge and when must I pay it?"

         What are the contingent charges? The contingent charges are: (1) the contingent deferred sales charge; (2) the contingent deferred tax charge; (3) the maintenance fee; and (4) the transfer fee.

         How much is the contingent deferred sales charge, and when must I pay it? The contingent deferred sales charge is a percentage of any amount being surrendered or withdrawn: (a) during the first nine (9) Policy Years; and (b) that, according to our rules, is a withdrawal of Premium, not a withdrawal of Growth. It may be assessed at the time of any partial withdrawal or surrender. The percentages are as follows:

                          Policy Year     Percentage

                               1             7.75
                               2             7.50
                               3             7.25
                               4             6.50
                               5             5.75
                               6             5.00
                               7             4.25
                               8             3.50
                               9             2.75
                              10+            0.00

From time to time, and to the extent permitted by law, we may reduce the amount of the sales charge and the contingent deferred sales charge, the period during which such charges apply, or both, when Policies are sold to persons or groups of persons in a manner that reduces sales expenses. We would consider such factors as: (a) the size and type of group; (b) the amount of Premiums; and/or
(c) other transactions where sales expenses are likely to be reduced.

No sales charge or contingent deferred sales charge is imposed when the Owner, as of the Issue Date, or the Insured of a Policy issued pursuant to this Prospectus is: (a) any parent company, affiliate or subsidiary of ours; (b) an officer, director, employee, retiree, sales representative, or in the case of an affiliated broker-dealer, registered representative of such company; (c) a director, officer or trustee of any underlying mutual fund; (d) a director, officer or employee of any investment manager, sub-advisor, transfer agent, custodian, auditing, legal or administrative services provider that is providing investment management, advisory, transfer agency, custodianship, auditing, legal and/or administrative services to an underlying mutual fund or any affiliate of such firm; (e) a director, officer, employee or registered representative of a broker-dealer or insurance agency that has a then current selling agreement with us and/or with American Skandia Marketing, Incorporated; (f) a director, officer, employee or authorized representative of any firm providing us or our affiliates with regular legal, actuarial, auditing, underwriting, claims, administrative, computer support, marketing, office or other services; (g) the then current spouse of any such person noted in (b) through (f) above; (h) the parents of such person noted in (b) through (g) above; and (i) such person's child or other legal dependent under the age of 21.

         How much is the contingent deferred tax charge, and when must I pay it? The contingent deferred tax charge is a percentage of any amount being surrendered or withdrawn: (a) during the first nine (9) Policy Years; and (b) that, according to our rules, is a withdrawal of Premium, not a withdrawal of Growth. It is assessed at the time of any partial withdrawal or surrender. The percentages are as follows:

                          Policy Year     Percentage

                               1             2.25
                               2             2.00
                               3             1.75
                               4             1.50
                               5             1.25
                               6             1.00
                               7             0.75
                               8             0.50
                               9             0.25
                              10+            0.00

         How much is the maintenance fee and when must I pay it? The maintenance fee is $2.50 per month. We deduct it only when your Account Value on a Monthly Processing Date is less than $75,000. We take this charge monthly in advance. We take the charge from your Account Value each Monthly Processing Date.

         How much is the transfer fee, and when must I pay it? We charge $10.00 for every transfer after the 12th in each Policy Year. That includes transfers into a Fixed Allocation and any transfers from a Fixed Allocation unless the transfer occurs on a Policy Anniversary. For this purpose, all transfers occurring during the same Valuation Period are considered one transfer. We assess the transfer fee pro-rata against the Account Value being transferred in the same ratio as Account Value is being transferred to such investment options. It is assessed at the time of any transfer.

         How are charges deducted from Account Value? We deduct charges from your investment options pro-rata based on the Account Value in each investment option. If you maintain Account Value in more than one Fixed Allocation in a Policy Year, any applicable charges will be deducted on a "last-in, first-out" basis, starting with the last Fixed Allocation that was made prior to the Monthly Processing Date the deduction is made. Upon surrender or withdrawal, we assess charges against the investment options pro-rata in the same ratio as Account Value is being withdrawn from such investment options.

         What are the charges for the Portfolios? Each Portfolio has different fees and charges. Expenses for the Portfolios are provided in the "Variable Investment Options" section below. More detailed information about fees and charges can be found in the prospectuses for the Portfolios.

                                 Buying a Policy

         How do I buy a Policy? We require that our standards be met and that we receive a Premium before we issue a Policy. We need information to determine if those standards have been met. We require you to submit an Application as part of our effort to gather the needed information. We may require additional information, including, but not limited to, some of the Insured's medical records. We may also require the Insured to take certain medical tests. As part of our standards, we will not issue a Policy if, as of the Policy Date, the Insured would be less than Age 20 or older than Age 90. If our standards are not met and we received a Premium, we will return to you an amount equal to the Premium. No interest will be paid.

To the extent permitted by law, we reserve the right to apply differing standards of insurability to persons who may be part of a group or who may qualify, for some other reason, as part of a different class. Such classes may include, but are not limited to, persons seeking a Policy who are applying all or a portion of proceeds from an insurance or annuity contract issued by American Skandia or an affiliate, or proceeds of a redemption from another financial product, such as mutual funds, distributed by any of our affiliates. One of the criteria we may apply in such a situation is that such differing standards of insurability apply only after maintaining funds in such policy, contract, or financial product for a specified period of time.

         What is the Premium, and when do I pay it? The minimum Premium we generally accept is $10,000. We may accept less under certain circumstances. The maximum we accept without prior approval by our home office is $500,000. If you are seeking a specific Face Amount, the Premium will depend on the Insured's age, risk class and gender, where permitted. We will determine the Face Amount using the Premium as the Net Single Premium for the Insured's age, risk class and gender, where permitted. You may submit Premium with the Application if: (a) the Insured is not over age 80; and (b) the Insured meets certain medical underwriting criteria. If any portion of the Premium is to be received as part of a replacement of a life insurance, endowment or annuity policy then we must receive all our requirements In Writing for all such replacements as of the same date and any additional Premium amounts other than the proceeds of such replacement must be received by us at our Office at the same time as we receive such requirements In Writing. Replacements include tax-free exchanges subject to our acceptance. We will immediately return any Premium that should not have been submitted based on these criteria. If we would not accept Premium with the Application or you chose not to submit a Premium with the Application, we will notify you if and when we have accepted the Application and agreed, subject to submission of the Premium, to issue a Policy. We will not issue a Policy until we receive Premium at our Office. We will not accept Premium of which we were not informed at the time you submit the Application to us.

         You may choose to use our funds transfer authorization procedures as part of buying a Policy. If you elect this procedure, you authorize us to redeem funds to pay Premium from one or more financial institutions with which you currently maintain funds. You must do so In Writing using a form that authorizes us to obtain such funds only if and when we have determined that the Application meets our standards for issuing a Policy. If you use this procedure, you must provide us with all such authorizations simultaneously. If you wish to also pay any additional amounts, we must receive such Premium amounts at the same time we receive such authorizations.

         The standards we apply in reviewing the Application may depend on factors such as the proposed Insured's age and the amount of Premium to be applied to the Policy. In certain cases, we may apply simplified standards. However, the Premium amount you state in the Application may be an estimate if you are planning: (a) to replace a life insurance, endowment or annuity policy;
(b) to exchange a life insurance or endowment policy; or (c) to use our funds transfer authorization procedures. If we used simplified standards based on a Premium estimate but the actual amounts we receive to be applied as Premium exceed the limits for such standards, we reserve the right, to the extent permitted by law, to not issue a Policy and return such amounts directly to you or, on your behalf, to the financial institution from which the funds were obtained. We cannot guarantee such institution will accept the return of such amounts.

         Am I covered during the period my Application is being reviewed? We may issue you a temporary insurance agreement during the "underwriting period." The "underwriting period" is the period between the time you first apply for a Policy and the time we either issue the Policy or decide not to issue one. A temporary insurance agreement may be issued if: (a) the Application is completed in full; (b) the Insured answers "no" to certain questions on the Application (these are questions we use as indicators of whether we will issue temporary insurance); (c) the Insured is age 80 or younger; and (d) a Premium is submitted with the Application. If we issue a temporary insurance agreement and the Insured (both Insureds if there are two Insureds) dies during the underwriting period, the temporary insurance benefit will be payable if all the temporary insurance agreement's conditions are met. The underwriting period generally will not exceed 45 days. If any of the above conditions is not satisfied and no temporary insurance agreement was in effect, and the Insured(s) die(s) during the underwriting period, no benefit is payable.

We will return any Premium submitted with the Application if we cannot complete underwriting within 45 days from the date the Application is signed.. If you notify us promptly, we will continue the underwriting process and notify you if and when you meet our standards for issuing a Policy, at which time you may once again send us a Premium.

Temporary insurance ends 45 days after the Application is signed, even if the underwriting period exceeds 45 days.

         What is the temporary insurance benefit? If the Insured dies while temporary insurance is in effect, we pay the Beneficiary the lesser of the Face Amount that would be in effect on the Policy Date if a Policy had been issued or $250,000. This $250,000 maximum applies to all temporary insurance then in effect with us. Premium amounts in excess of this benefit are returned to you, without interest or earnings.

         How and when is my Premium invested? We invest the Premium on the Issue Date. You can request that we allocate the Premium using one or more variable investment options and/or a Fixed Allocation. However, we initially invest the portion of the Premium that you indicate to us that you want invested in variable investment options in the AST Money Market Sub-account, unless you submit a "return waiver" In Writing before the Issue Date, where permitted by law. A return waiver is an election by you to invest as soon as possible in the variable investment options of your choice. The "trade off" for this election is that you may receive back less than the Premium should you decide to return your Policy during the "free-look" period discussed below. Generally, we transfer the Account Value in the AST Money Market Sub-account to the variable investment options you request as of the Valuation Date which is on or immediately after the 15th day after the date we issue a Policy. However, we will make the transfer as of a later date if your "free-look" period is longer than 10 days to meet state law requirements.

         What happens if I change my mind about buying a Policy? You have a "free-look" period during which you can change your mind about buying a Policy. The free-look period is never less than 10 days from the date you receive your Policy. It may be longer depending on the applicable state law and the circumstances of your purchase. If you return your Policy to us within the free-look period, we generally will return the greater of Premium paid or your Account Value plus any charges deducted from your Account Value. However, if you have submitted a "return waiver," we will return only your Account Value plus any charges deducted from your Account Value. This may be more or less than Premium paid.

                           Variable Investment Options

         What are the investment objectives and policies of the variable investment options? How much are the charges taken out of the Portfolios in which these options invest? Each variable investment option is a Sub-account of the Separate Account. Each Sub-account invests exclusively in one Portfolio. Details about the investment objectives, policies, risks, costs and management of the Portfolios are found in the prospectuses for the underlying mutual funds. You should carefully read such prospectuses for any Portfolio in which you are interested. To assist you in determining which Portfolios may be of interest to you, we have provided below a list of the Portfolios, their investment objectives (in italics) and a short, summary description of their key policies. Next to the name of each Portfolio, we have also provided two percentages. The first percentage is the total annual expense for the investment management fee and other expenses of each Portfolio stated as a percentage of its average daily net assets. These are the total annual expenses after any applicable reimbursement or waiver of fees. The second percentage shown is the investment management fee as a percentage of the applicable Portfolio's average daily net assets. These are the investment management fees after any applicable reimbursement or waiver of the investment management fees. These percentages are fees for the calendar year that ended December 31 in the year prior to the effective date of this Prospectus. If any Portfolio was not in operation for a full year, the percentage is annualized. Those Portfolios below which are marked with an asterisk are new, and any expenses shown are estimated future expenses. The amount of other expenses of each Portfolio after any applicable reimbursement or waiver of fees can be derived by subtracting its investment management fee from its total annual expenses.

                       American Skandia Trust Portfolios:

         JanCap Growth (1.10%/0.90%): growth of capital in a manner consistent with the preservation of capital. The Portfolio pursues its objective by emphasizing investments in common stocks.

         AST Janus Overseas Growth (1.42%/1.00%): to seek long-term growth of capital. The Portfolio pursues its objective primarily through investments in common stocks of issuers located outside the United States.

         Lord Abbett Growth and Income (0.97%/0.75%): long-term growth of capital and income while attempting to avoid excessive fluctuations in market value. Normally, investments will be made in common stocks of seasoned companies which are expected to show above-average growth and which the Porfolio's sub-advisor believes to be in sound financial condition.

* Lord Abbett Small Cap Value (x.xx%/x.xx%): to seek long-term capital appreciation. Under normal circumstances, the Portfolio will invest at least 65% of its assets in common stocks issued by smaller, less well-known companies, with market capitalizations of less than $1 billion.

         Federated Utility Income (0.93%/0.67%): to achieve high current income and moderate capital appreciation by investing primarily in a professionally managed and diversified portfolio of equity and debt securities of utility companies. The Portfolio will invest at least 65% of its total assets in securities of utility companies.

         Federated High Yield (1.03%/0.75%): to seek high current income by investing primarily in a diversified portfolio of fixed income securities. The Portfolio will invest at least 65% of its assets in lower-rated (BBB or lower) fixed rate corporate debt obligations. Lower-rated or unrated bonds are commonly referred to as "junk bonds."

         AST Money Market (0.60%/0.45%): to maximize current income and maintain high levels of liquidity. The Portfolio attempts to accomplish its objective by maintaining a dollar-weighted average maturity of not more than 90 days and by investing in securities which have effective maturities of not more than 397 days.

         T. Rowe Price Asset Allocation (1.20%/0.85%): to seek a high level of total return by investing primarily in a diversified group of fixed income and equity securities. Under normal conditions over the long-term, the Portfolio expects to allocate its assets so that approximately 40% of its assets will be in fixed income securities and approximately 60% in equity securities.

         T. Rowe Price International Equity (1.30%/1.00%): to seek total return of its assets from long-term growth of capital and income, principally through investments in common stock of established, non-U.S. companies. The Portfolio intends to diversify broadly among countries and to normally have at least three different countries represented in the Portfolio.

         T. Rowe Price Natural Resources (1.30%/0.90%): to seek long-term growth of capital through investment primarily in common stocks of companies which own or develop natural resources and other basic commodities. The Portfolio will invest primarily (at least 65% of its total assets) in common stocks of companies which own or develop natural resources and other basic commodities.

         T. Rowe Price International Bond (1.16%/0.80%): seeks to provide high current income and capital appreciation by investing in high-quality, non dollar-denominated government and corporate bonds outside the United States. The Portfolio will invest at least 65% of its assets in high-quality, non dollar-denominated government and corporate bonds outside the United States. The Portfolio may also invest up to 20% of its assets in below investment-grade, high-risk bonds, including bonds in default or those with the lowest rating (commonly referred to as "junk bonds").

         T. Rowe Price Small Company Value (1.27%/0.90%): to provide long-term capital appreciation by investing primarily in small-capitalization stocks that appear to be undervalued. The Portfolio will invest at least 65% of its total assets in companies with a market capitalization of $1 billion or less that appear undervalued by various measures, such as price/earnings or price/book value ratios.

         Founders Capital Appreciation (1.16%/0.90%): capital appreciation. The Portfolio will normally invest at least 65% of its total assets in common stocks of U.S. companies with market capitalizations of $1.5 billion or less.

         Founders Passport (1.36%/1.00%): capital appreciation. The Portfolio invests primarily in securities issued by foreign companies which have market capitalizations or annual revenues of $1 billion or less. At least 65% of the Portfolio's assets will normally be invested in foreign securities representing a minimum of three countries.

         INVESCO Equity Income (0.98%/0.75%): to seek high current income while following sound investment practices. The Portfolio normally will invest at least 65% of its assets in dividend-paying, marketable common stocks of domestic and foreign industrial issuers.

         PIMCO Total Return Bond (0.89%/0.65%): to seek to maximize total return. The Portfolio will invest in a diversified portfolio of fixed-income securities of varying maturities with a portfolio duration from three to six years.

         PIMCO Limited Maturity Bond (0.89%/0.65%): to seek to maximize total return, consistent with preservation of capital and prudent investment management. The Portfolio will invest in a diversified portfolio of fixed income securities of varying maturities with a portfolio duration from one to three years.

         Berger Capital Growth (1.01%/0.75%): long-term capital appreciation. The Portfolio seeks to achieve this objective by investing primarily in common stocks of established companies which the sub-advisor believes offer favorable growth prospects.

         Robertson Stephens Value + Growth (1.33%/1.00): to seek capital appreciation. The Portfolio will invest primarily in growth companies believed by the sub-advisor to have favorable relationships between price/earnings ratios and growth rates in sectors offering the potential for above-average returns. The Portfolio may invest a substantial portion of its assets in securities of small companies. The Portfolio may invest up to 35% of its net assets in securities principally traded in foreign markets.

         * Robertson Stephens Contrarian (x.xx%/x.xx%): to seek maximum long-term growth. The Portfolio focuses its investments primarily on equity securities of domestic, multinational, and foreign companies whose potential values generally have been overlooked by other investors.

         AST Putnam Value Growth & Income (1.08%/0.75%): to seek capital growth with current income as a secondary objective. The Portfolio invests primarily in common stocks that offer potential for capital growth, and may, consistent with its investment objectives, invest in stocks that offer potential for current income. The Portfolio may invest up to 20% of its assets in securities traded in foreign markets.

         AST Putnam International Equity (1.16%/0.89%): to seek capital appreciation. The Portfolio will, under normal circumstances, invest at least 65% of its total assets in issuers located in at least three different countries other than the United States.

         AST Putnam Balanced (0.99%/0.75%): to provide a balanced investment composed of a well-diversified portfolio of stocks and bonds which will produce both capital growth and current income. The Portfolio may invest in almost any type of security or negotiable instrument, including cash or money market instruments. Under normal market conditions, it is expected that at least 25% of the Portfolio's total assets will be invested in fixed income securities. The Portfolio may invest up to 20% of its assets in equity securities principally traded in foreign markets or in fixed income securities denominated in foreign currencies.

         Twentieth Century Strategic Balanced (1.18%/0.85%): to seek capital growth and current income. It is the intention of the Portfolio's sub-advisor to maintain approximately 60% of the Portfolio's assets in common stocks that are considered by the sub-advisor to have better-than-evarage prospects for appreciation and the remainder in bonds and other fixed income securities.

         Twentieth Century International Growth (1.42%/1.00%): to seek capital growth. The Portfolio will invest primarily in issuers in developed markets. Under normal conditions, the Portfolio will invest at least 65% of its assets in equity and equity equivalent securities of issuers from at least three different countries outside the United States.

* Cohen & Steers Real Estate Investment (x.xx%/x.xx%): to maximize total return through investment in real estate securities. The Portfolio pursues its investment objective of maximizing total return by seeking, with approximately equal emphasis, capital appreciation (both realized and unrealized) and current income. Under normal circumstances, the Portfolio will invest substantially all of its assets in the equity securities of real estate companies.

         * Stein Roe Small Cap Blend (x.xx%/x.xx%): to seek long-term capital appreciation. The Portfolio emphasizes investments in financially strong small and medium-sized companies, based principally on management appraisal and stock valuation.

* Bankers Trust Enhanced 500 Index (x.xx%/x.xx%): to outperform the Standard & Poor's Composite Price Index (the "S&P 500(R) Index") through stock selection resulting in different weightings of common stocks relative to the index. The Portfolio will include the common stocks of companies included in the S&P 500(R). The Portfolio is not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied regarding the advisability of investing in securities generally or in the Portfolio particularly or the ability of the S&P 500 to track general stock market performance.

         * Marsico Capital Growth (x.xx%/x.xx%): to seek capital growth. Income realization is not an investment objective and any income realized on the Portfolio's investments, therefore, will be incidental to the Portfolio's objective. The Portfolio will pursue its objective by investing primarily in common stocks.

                       The Alger American Fund Portfolios:

         Alger American Growth (0.79%/0.75%): long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization of $1 billion or greater.

         Alger American Small Capitalization (0.88%/0.85%): long-term capital appreciation. Except during defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included within the Russell 2000 Growth Index or the S&P SmallCap 600 Index, updated quarterly.

         Alger American MidCap Growth (0.84%/0.80%): long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the S&P MidCap 400 Index, updated quarterly.

             Neuberger & Berman Advisers Management Trust Portfolio:

(This Portfolio invests in a corresponding series of a "master/feeder" structure
- Advisers Managers Trust, so the investment objective is of that corresponding series):

         AMT Partners (0.95%/0.84%): to seek capital growth. The Portfolio invests primarily in common stocks of medium to large capitalization established companies, using the value-oriented investment approach.

                      Montgomery Variable Series Portfolio:

         Emerging Markets Fund (1.45%/0.23%): capital appreciation, which under normal conditions it seeks by investing at least 65% of its total assets in equity securities of companies in countries having emerging markets. Under normal conditions, investments are maintained in at least six emerging market countries at all times and no more than 35% of total assets are invested in any one emerging market country.

                        Transfers and Allocation Services

         May I transfer Account Value between investment options? You may transfer Account Value between investment options, but there are limits, as well as potential charges, which are discussed above in the question "How much is the transfer fee, and when must I pay it?" Unless you instruct us otherwise, we permit the agent of record to make transfers on your behalf.

         Are there any limits on transfers? No transfers are permitted when the Policy is in its "grace period." Should you wish to maintain Account Value in an investment option after transferring a portion of your Account Value out of that investment option, we require that there be at least $500.00 in such investment option after the transfer. If, as a result of the transfer, there would be less than $500.00 in an investment option, we will transfer the remaining Account Value pro rata to the investment option(s) that you were transferring to. We retain the right to impose a limit of not more than 12 transfers per Policy Year, including transfers involving Fixed Allocations. Unless such a limit is in effect, there is no limit on the number of transfers that only involve variable investment options, or the number of transfers from variable investment options to make Fixed Allocations. However, we do limit each transfer from Fixed Allocations that are to be effective on any day other than a Policy Anniversary to the greater of 25% of the Account Value in your Fixed Allocations or $1,000. If you make such a transfer from your Fixed Allocations, you cannot make another such transfer until either 90 days has passed or the next Policy Anniversary occurs. We also retain the right to refuse, limit or delay transfers, either for one Owner or a group of Owners, if we believe there may be adverse consequences for other Owners.

         What are `allocation services'? Allocation services are programs that automatically transfer Account Value between investment options. Any limitations on transfers from Fixed Allocations also apply if any allocation services are being utilized.

         What allocation services does American Skandia provide? We support dollar cost averaging and static rebalancing.

                                      Loans

         When can I take a loan? We offer loans using Account Value as collateral. We do not make loans available during the first Policy Year. Starting after the first Policy Year, we allow one loan each Policy Year. The Insured must be alive when you take a loan (if there are two Insureds, at least one must be alive when a loan is taken). Subject to our rules, we will establish on the Issue Date a loan equal to the outstanding indebtedness on previous life insurance exchanged for a Policy.

         Is this type of loan tax-free? A loan from this Policy is treated for income tax purposes as a distribution, similar to a partial withdrawal, in that:
(a) amounts are deemed to come first from any gain in the Policy; (b) distributions of gain are subject to income tax as ordinary income; and (c) if the distribution occurs before age 59 1/2 of the taxpayer, there may be an additional 10% tax on any gain distributed.

         How much is available for a loan? You can receive loans equal to 90% of your current Account Value less any applicable contingent deferred sales charge and contingent deferred tax charge. At the time you take a loan, the amount then available for a new loan is the maximum otherwise available less any Debt. The minimum amount you may borrow is $500.

         What happens to the Account Value if I take a loan? When you take a loan, we move Account Value equal to the amount of the loan into the Loan Account. Unless you give us different instructions, we move Account Value from the variable investment options and the Fixed Allocations in the same proportion as your Account Value in the investment options on the Valuation Date we move such Account Value.

The impact of a loan on your Account Value may be positive or negative. If the Account Value transferred to the Loan Account would earn more than would be earned in the investment options, the loan will have a positive impact on your Account Value and on the Required Death Benefit. If the Account Value transferred to the Loan Account would earn less than would be earned in the investment options, the loan will have a negative impact on your Account Value and on the Required Death Benefit.

         What is the interest rate charged on any loan? You owe us interest on any loan at the rate of 6.0% per year, compounded yearly, in arrears. Each Policy Anniversary Year that the loan is not repaid, we add an amount equal to any unpaid interest to your Debt.

         Does Account Value in the Loan Account earn interest? We credit interest at the rate of 6.0% per year, compounded yearly, to the Account Value maintained in the Loan Account that serves as collateral for a "preferred loan." We credit interest at the rate of 4.0% per year, compounded yearly, to the Account Value maintained in the Loan Account that serves as collateral for a "standard loan."

         What are a "preferred loan" and a "standard loan"? We determine what portion of a loan is a "preferred loan" and what portion is a "standard loan" at the time you take the loan. Whether a loan is "preferred" or "standard" depends on the source of the collateral to support the loan. We consider the Account Value moved to the Loan Account to come first from Growth. The portion of any outstanding loans supported by Account Value drawn from Growth is treated as a preferred loan. The portion of any outstanding loans supported by Account Value drawn from other than Growth is treated as a standard loan. A loan retains its character as "preferred" or "standard" until repaid.

         Once a loan is taken, does American Skandia ever require more `collateral' in the Loan Account? The Loan Account acts as collateral for any loans from us, so we need to make sure the Debt and the Account Value are equal to each other. Therefore, on each Policy Anniversary we equalize the Debt and the Account Value in the Loan Account. If the Debt is larger due to outstanding loan interest, we transfer Account Value equal to the difference pro-rata from the investment options and add it to the Loan Account.

We also match up the Debt and the Loan Account when you repay any portion of the Debt. If the Account Value in the Loan Account then exceeds the Debt, we transfer the excess to the investment options and allocate it pro-rata to the investment options which you are utilizing at that time. Any amount then allocated to the fixed option will be treated as a separate Fixed Allocation.

         When must I repay the loan? You are not required to repay the loan while the Insured is alive, except when an amount is due to keep the Policy in force or upon reinstatement.

         What happens at the Insured's death if I have not repaid the loan? If there is any outstanding Debt when Death Proceeds are due, we subtract the Debt from the Death Benefit as part of the calculation of the Death Proceeds.

         What happens if I repay any portion of the loan? The amount of Debt is reduced by the amount of any loan repayment. Any standard loan is repaid before any preferred loan. The repayment reduces the amount of principal and loan interest proportionately based on the ratio between principal and loan interest as of the Valuation Date the loan repayment is applied. We allocate any such loan repayment to the variable investment and fixed options pro-rata based on the Account Value in each investment option as of the Valuation Period we receive your loan repayment. Any amount then allocated to the fixed option will be treated as a separate Fixed Allocation.

                               Partial Withdrawals

         When can I make a partial withdrawal? We allow partial withdrawals while the Insured is alive, except that, where permitted by law, you may not take a partial withdrawal until after the end of the "free-look" period.

         How much is available as a partial withdrawal? The maximum partial withdrawal at any time equals the then current maximum amount we would permit as a loan under your Policy. This amount is equal to 90% of your current Account Value less any applicable contingent deferred sales charge and contingent deferred tax charge. The minimum amount of a partial withdrawal is $500.00.

         What happens to the Account Value if I take a partial withdrawal? When you take a partial withdrawal, we reduce your Account Value by an amount equal to the amount of the partial withdrawal. Unless you give us different instructions, we take Account Value from the variable investment options and the Fixed Allocations in the same proportion as your Account Value in the investment options on the Valuation Date we take such Account Value. If you have multiple Fixed Allocations, amounts are taken on a "last in, first out" basis. Any Account Value in the Loan Account is not available for a partial withdrawal.

         Is there a charge for a partial withdrawal? We charge any applicable contingent deferred sales charge and contingent deferred tax charge on the portion of any partial withdrawal that is not treated as a "free withdrawal" or for which we waive such charges under the medically-related waiver provision. We take these charges pro-rata from the investment options from which we take the Account Value as a result of the partial withdrawal.

         What amount can I take as a free withdrawal? In any Policy Year the maximum amount you can take as a free withdrawal is the greater of Growth or 10% of the Premium. The following examples may help show what this means. For each example, assume that the Premium was $50,000.

         (a) For this example assume the Account Value as of the Valuation Day we process your partial withdrawal is $60,000. You request a partial withdrawal of $25,000. Assume also that you have not requested any other partial withdrawals during this Policy Year. The free withdrawal amount is the greater of Growth, which is the current Account Value ($60,000) less the Premium ($50,000), or $10,000, and 10% of the Premium, which is $5,000. Therefore, we treat $10,000 as the free withdrawal portion of this partial withdrawal. Assuming that this partial withdrawal request occurs during the "surrender charge period," and there is no subsequent Growth in that Policy Year, we would assess the then applicable contingent deferred sales charge and contingent deferred tax charge on $15,000, which is the portion of the partial withdrawal that exceeds the free withdrawal amount. The contingent deferred sales charge and contingent deferred tax charge would apply to the full amount of any subsequent partial withdrawal you request during the same Policy Year that was not eligible for a medically-related waiver.

         (b) For this example assume the Account Value as of the Valuation Day we process your partial withdrawal request for the "maximum free withdrawal amount" is $47,000. Assume also that you have not requested any other partial withdrawals during this Policy Year. The free withdrawal amount is the greater of Growth, which is the current Account Value ($47,000) less the Premium ($50,000), or $3,000, and 10% of the Premium, which is $5,000. Therefore, the maximum free withdrawal amount is $5,000. Assuming that this partial withdrawal request occurs during the "surrender charge period," and there is no subsequent Growth in that Policy Year, the contingent deferred sales charge and the contingent deferred tax charge would apply to any subsequent surrender or partial withdrawal that Policy Year that was not eligible for a medically-related waiver.

          Does a partial withdrawal affect the Death Benefit? A partial withdrawal reduces the Required Death Benefit. The Required Death Benefit is reduced because the Account Value, which is used in calculating the Required Death Benefit, has been reduced. It also reduces the Guaranteed Minimum Death Benefit in the same proportion as the Account Value is reduced by the partial withdrawal. The effect on the Guaranteed Minimum Death Benefit is described above in response to the question "What is the Guaranteed Minimum Death Benefit."

         Can I put back funds taken as a partial withdrawal?  No.

                                   Surrenders

         When can I surrender my Policy? You can surrender your Policy after the end of the free-look period as long as the Insured is alive.

         What is paid out when a Policy is surrendered? If you surrender the Policy, we will pay you the Cash Value.

                            Accelerated Death Benefit

         What is an accelerated death benefit? An accelerated death benefit is pre-payment to the Insured of a portion of the Death Proceeds. The maximum we will pay, before any reductions, is the lesser of 50% of the Required Death Benefit or $250,000. The actual amount is reduced by a 12-month interest rate discount (currently 6.0%) and a pro-rata portion of any Debt. We reserve the right to change the interest rate discount percentage.

         When will American Skandia make such a payment? We will make such a payment one time, where allowed by law, based on the Owner's request. The Insured may not request such a payment unless the Insured is also the Owner. We only make the payment if we receive all our requirements. Our requirements include, but are not limited to, proof satisfactory to us In Writing that the Insured (the last surviving Insured if there are two Insureds) became terminally ill, as defined in your Policy: (a) at least 30 days after the Issue Date; or
(b) as a result of an accident that occurred after the Issue Date. To the extent permitted by law, we will change our procedures in relation to this benefit or the definition of terminally ill or any other applicable term in order to maintain the tax-free status of any amounts paid out under this provision.

         What happens to the remaining benefits if American Skandia makes such a payment? Any such payment reduces the Account Value, the Premium, the Guaranteed Minimum Death Benefit and any Debt in the same ratio as the Required Death Benefit is reduced as of the Valuation Period such a payment is made. You should consult a tax advisor on the tax consequences of such a payment. Please refer to Appendix B for a hypothetical illustration of the accelerated death benefit provision.

                            Medically-Related Waiver

         What is a medically-related waiver? The medically-related waiver is available by rider to the Policy, currently with no charge to you. A medically-related waiver is our waiver of the contingent deferred sales charge and the contingent deferred tax charge that would otherwise apply to a partial withdrawal or surrender. Note that while the accelerated death benefit is payable to the Insured, the medically-related waiver is a benefit, while based on the Insured's life, that is of value to the Owner, who normally is the recipient of amounts paid as a partial withdrawal or surrender.

         When would American Skandia waive these charges? We will consider waiving the contingent deferred sales charge and contingent deferred tax charge, where allowed by law, based on your request. We only waive these charges if we receive all of our requirements. Our requirements include, but are not limited to proof satisfactory to us In Writing that the Insured (the last surviving Insured if there is more than one Insured) has continuously been confined to a long term care facility, such as a nursing home or a hospital, as defined in the rider, and that such confinement started after the Issue Date.

         Are there any restrictions on medically-related waivers? We will only consider waiving the contingent deferred sales charge and the contingent deferred tax charge on a partial withdrawal or surrrender up to $500,000. The $500,000 maximum will apply to a partial withdrawal(s) or surrender, regardless of when taken, on any life insurance policy or annuity contract issued by American Skandia where the Insured under this Policy is named as the Insured, Owner or Annuitant under the other policy or contract.

         What happens to the remaining benefits if American Skandia makes such a payment in connection with a partial withdrawal? A partial withdrawal for which we grant a medically-related waiver has the same impact on the remaining benefits that results from any other partial withdrawal. We simply do not deduct the contingent deferred sales charge and contingent deferred tax charge that otherwise would apply.

                                      Risks

         What are the risks, and who takes the risks? We bear the risk that, for all the Policies issued, when considered together, our expenses exceed our charges, including the expense for providing from our general account the difference at death between the Account Value and the Death Benefit. We also bear the investment and reinvestment risk in providing interest crediting guarantees to Fixed Allocations and to the Loan Account, as well as for any settlement options that assume a fixed rate of return. We also bear the risk in guaranteeing the Guaranteed Minimum Death Benefit if your Policy lapses and you do not have any Debt. You bear the investment risk when allocating Account Value to any variable investment option, since that will affect the amount available for any loans, partial withdrawals or surrender. Any irrevocable beneficiary bears the risk as to the Death Proceeds, which are affected by investment performance of the investment options, the age at which the Insured dies, any loan or withdrawal activity by the Owner prior to the Insured's death or payment of an accelerated death benefit.

                                  Other Rights

         Do I have any other rights if I buy a Policy? There are certain other ownership rights you may exercise under a Policy. Some of these rights include, but are not limited to, the following. You may name a Beneficiary. You may make that designation "irrevocable," which means it cannot be changed. If you do not designate the Beneficiary as irrevocable, you retain the right to change the Beneficiary before the Insured dies. You may transfer, pledge or assign your Policy, which may trigger a currently taxable event. You should only transfer, pledge or assign your Policy after consulting with a competent tax advisor. You may exercise voting rights in relation to the applicable Portfolios. Some of these rights may be limited depending on the usage of your Policy, especially if it is held in connection with certain retirement plans designed to be "qualified" plans under the Code.

                              The Separate Account

         What supports American Skandia's obligation to me if I buy a Policy? The benefits provided by the Policy are our obligations. The assets supporting our obligations equalling the Account Value allocated to the variable investment options are held in our Separate Account F. We maintain assets in our general account to support our obligations: (1) equal to the Account Value allocated to the fixed option; (2) equal to the Account Value in the Loan Account; (3) for the portion of the Death Proceeds greater than the Account Value; (4) for any settlement option; and (5) for any other obligation we may have in relation to a Policy.

         The Separate Account was established under the laws of Connecticut. Assets in the Separate Account may support obligations created in relation to the Policies described in this Prospectus or other policies we offer. We are the legal owner of the assets in the Separate Account. Income, gains and losses, whether or not realized, are credited or charged to the Separate Account according to the terms of the Policies and any other policies supported by the assets in the Separate Account without regard to our other income, gains or losses or to the income, gains or losses in any other of our separate accounts.

         Separate Account F is registered with the U.S. Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the investment policies, management or practices of the Separate Account or of us.

         The only Sub-accounts available to you are those offered in this Prospectus. These Sub-accounts are available as investment options for other policies we offer. Sub-accounts are permitted to invest in Portfolios we consider suitable. The Portfolios in which the Sub-accounts invest are available to Sub-accounts of other separate accounts, including separate accounts we use in relation to a number of variable annuities. Separate accounts of other insurers and of various qualified retirement plans may also invest in the Portfolios.

                                      Taxes

         What are the taxes connected to the Policy? Federal and state tax laws, as well as the interpretations of the laws, change. In addition, we do not know your particular circumstances, which is one of a number of reasons we cannot give you tax advice. You should consult a professional tax advisor for tax advice for your particular situation. You should also be sure to read the "Additional Tax Considerations" section appearing later in this Prospectus, which includes, but is not limited to, information regarding estate taxes. What we do provide are some brief summary answers to the following questions about Federal income taxes.

         Is gain in the Policy taxed as income every year? Under most circumstances, any gain in the Policy is not taxed currently. However, if you assign or pledge the Policy, we expect to report any gain in the Policy as then currently taxable as ordinary income. In addition, except in the case of a partial assignment as of the Policy Date, we expect to report gain in the Policy as currently taxable in each tax year the assignment remains in effect.

         How are amounts that I receive before the Insured's death taxed? Amounts you receive as a partial withdrawal, a loan or if you surrender the Policy are deemed for income tax purposes to come first from any gain in the Policy. Any gain is taxed as ordinary income. Any portion of these types of distributions representing gain in the Policy may be subject to a 10% tax penalty if taken before your age 59 1/2.

         What are the taxes due on the Death Proceeds? Under most circumstances, the Beneficiary does not pay any income tax on the Death Proceeds.

                              Available Information

         How can I find out more about this offer? You first should review the rest of this Prospectus for additional information. This Prospectus is part of the registration statement we filed with the Securities and Exchange Commission ("SEC") regarding this offering. Additional information on American Skandia and this offering is available in that registration statement and accompanying exhibits. You may obtain copies of these materials at the prescribed rates from the SEC's Public Reference Section, 450 Fifth Street N.W., Washington, D.C., 20549. You may inspect and copy the registration statement and the accompanying exhibits at the SEC's public reference facilities at the above address, Room 1024, and at the SEC's Regional Offices, 7 World Trade Center, New York, NY, and the Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, IL. These documents, as well as documents incorporated by reference, may also be obtained through the SEC's Internet Website (http://www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.

MISCELLANEOUS PROVISIONS AND ADDITIONAL DETAILS: The following sections provide additional information you should consider before purchasing a Policy.

                            Providing Services to You

You can reach us by telephone at 1-888-554-3348 or on the Internet at http://www.americanskandia.com. We may require that you provide us with proper identification before we release information about your Policy or accept instructions received over the phone, the Internet or via any other electronic means. We may require that you provide your Social Security or tax identification number. We also may require you to present the personal identification number ("PIN") we provide you after we issue a Policy. To the extent permitted by law or regulation, neither we nor any person authorized by us will be responsible for any claim, loss, liability or expense in connection with a transaction, including but not limited to a transfer between investment options, over the phone, the Internet or via any other electronic means. However, this will only be the case if we or such authorized person acted: (a) in good faith reliance that you authorized the transaction; and (b) on reasonable procedures to identify you or your designee though a number of verification methods. These methods may include taping phone conversations, requesting Social Security or tax identification numbers, PINs, confirming electronic mail addresses, or similar means. We may be liable for losses due to unauthorized or fraudulent instructions should we not follow such reasonable procedures.

We may require that you submit forms In Writing for certain transactions. We require the written consent of all joint Owners for any transaction for which we require the Owner's written consent.

                                  Designations

Certain designations apply to a Policy - the Owner, the Insured and the Beneficiary. All designations are subject to our rules and our acceptance. We assume all designations, other than the Insured, are revocable unless you tell us otherwise. You should consult with a competent tax advisor on the income tax, estate and inheritance tax implications of various designations. You should also consult with a competent legal advisor as to the implications of certain designations in relation to an estate, bankruptcy and community property, where applicable, as well as other matters.

We assume the Insured is the Owner unless you tell us otherwise. If you name more than one Owner, all rights reserved to Owners are then held jointly. Naming someone to be the Owner other than the payor of the Premium may have gift, estate or other tax implications.

We assume the Beneficiary is you or your estate unless you tell us otherwise. You may name more than one primary and more than one contingent Beneficiary.

                              Net Investment Factor

For each Sub-account the initial Unit Price was $10.00. The Unit Price for each subsequent Valuation Period is the net investment factor for that Valuation Period, multiplied by the Unit Price for the immediately preceding Valuation Period. The net investment factor is (1) divided by (2), less (3), where:

         (1)   is the net result of:

              (a) the net asset value per share of the  underlying  Portfolio at the end of the current Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid by the Portfolio during that Valuation Period; plus or minus

              (b) any per share charge or credit during the Valuation  Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

         (2) is the net result of:

              (a) the net  asset  value per share  plus any  declared  or unpaid dividends per share of the underlying Portfolio shares held in that Sub-account at the end of the preceding Valuation Period; plus or minus

              (b) any per share charge or credit during the preceding  Valuation
                  Period as a provision for taxes attributable to the operation or maintenance of the Sub-account.

         (3) is the mortality and expense risk charges and the administration charge.

                              Allocation Programs

We may provide administrative support for various programs that automatically transfer Account Value between certain investment options at scheduled times. These include dollar cost averaging and static rebalancing (periodic rebalancing of Account Values between investment options to conform to preset percentages). However, we only offer to support such allocation programs according to our rules. While we are offering to support these programs as of the date of this Prospectus, we do not guarantee to support these programs at all times.

We may also provide administrative support for various allocation programs that may be made available by your financial professional. These may include various asset allocation and market timing programs. In connection with such programs, we may support periodic withdrawals from your Policy to pay your financial professional. We only offer to support such programs according to our rules. These rules may include, but are not limited to, receipt of your authorization In Writing permitting a financial professional to make transfers between investment options on your behalf, or to enroll your Policy in one of the allocation programs for which we provide administrative support. Unless you give us other instructions, we do permit the agent of record to make transfers on your behalf.

Any financial professional you authorize may or may not be appointed by us as our agent for the sale of Policies. However, we do not engage any agent of record or any third parties to offer investment allocation services of any type, so that persons or firms offering such services do so independent from any agency relationship they may have with us for the sale of Policies. We therefore take no responsibility for the investment allocations and transfers transacted on your behalf by such third parties, in accordance with any allocation programs employed by such third parties or any investment allocation recommendations made by such third parties. While we were offering support for a number of these programs as of the date of this Prospectus, we do not support all such programs and do not guarantee to always continue support for those programs we currently support or may support in the future.

                            Limitations on Transfers

We retain the right to refuse or delay transfers, either for one Owner or a group of Owners, if we believe that: (a) excessive trading or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Prices or the share prices of the Portfolios; or (b) we are informed by one or more of the Portfolios that the purchase or redemption of shares is to be restricted because of excessive trading or a specific transfer or group of transfers is deemed to have a detrimental effect on the share prices of affected Portfolios.

                          Death During the Grace Period

If the Insured dies during a grace period while there is any Debt and before we receive any payment, we deduct the unpaid charges from the Death Benefit when calculating the Death Proceeds. For more information on the grace period, please refer to the response to the question "Do I have to maintain a minimum Cash Value?"

                                  Reinstatement

You may apply for reinstatement of the Policy if it lapses. We must receive this application In Writing at our Office within 3 years of the date the lapse occurred as measured from the end of the grace period. We may require evidence of insurability satisfactory to us. In order to reinstate your Policy, you also must pay us a reinstatement amount, including any applicable charges and any Debt.

                                    Maturity

A Policy "matures" as of the Policy Anniversary on which the Insured is Age 95. If there are two Insureds, a Policy "matures" as of the Policy Anniversary on which the younger Insured is Age 95 or would have been Age 95 if the younger Insured is then deceased. We will pay out the Cash Value once the Policy matures. The Policy will then end, and we will not have any more obligations under the Policy. We may provide a rider, where permitted by law, that allows the Policy to mature at a later date if there is adequate guidance available to us regarding the tax treatment of all Policies if we were to permit extension of the maturity date. Should we permit such extension of the maturity, we advise you to seek tax advice regarding your specific circumstances should you want the Policy to mature at a later date. If the Policy is no longer treated as life insurance after any extension of maturity, gain in the Policy may be taxable to you in the year of the original maturity and all or a portion of the Death Proceeds may be taxable to the beneficiary.

                              Pricing Transactions

We "price" charges, transfers, distributions and payments on the dates indicated below. If such transactions are scheduled to occur on other than a Valuation Day, we price such transactions as of the following Valuation Period.

         (1) We price "scheduled" transactions such as monthly deductions, transfers and distributions as of the date such transactions are so scheduled. "Scheduled" transactions include, but are not limited to, all charges deducted on a Monthly Processing Date, equalization of Debt and the Loan Account on a Policy Anniversary, transfers under a dollar cost averaging program or transfers previously scheduled with us at our Office as part of any rebalancing, asset allocation or similar program, or any program of scheduled distributions.

         (2) We price "unscheduled" distributions such as transfers, loans or partial withdrawals that are not subject to any medical waiver as of the date we receive at our Office the request for such transactions. "Unscheduled" transfers include any transfers processed in conjunction with any market timing program, or transfers not previously scheduled with us at our Office pursuant to any rebalancing, asset allocation or similar program which you employ or you authorize to be employed on your behalf. "Unscheduled" transfers received pursuant to an authorization to accept transfer instructions using voice or data transmission over the phone are priced as of the Valuation Period we receive the request at our Office for such transactions. We price unscheduled payments as of the date we receive such amounts at our Office. These include loan repayments, payments to keep a Policy in effect during a grace period or a reinstatement payment.

         (3) We price surrenders, withdrawals subject to a medical waiver, accelerated death benefit payments and payment of Death Proceeds as of the date we receive at our Office all materials we require for such transactions and such materials are satisfactory to us.

                              Delaying Transactions

We may defer any distribution or transfer from a Fixed Allocation or any payment under a fixed settlement option for a period not to exceed the lesser of 6 months or the period permitted by law. If we defer a distribution or transfer from any Fixed Allocation or any payment under a settlement option for more than thirty days, or less where required by law, we pay interest at the minimum rate required by law but not less than 3% per year on the amount deferred. We may defer payment of proceeds of any distribution from any Sub-account or any transfer from a Sub-account for a period not to exceed 7 calendar days from the date the transaction is effected. This is a delay in payment only, and is not a delay in the pricing of any such distribution or transfer. Any deferral period begins on the date such distribution or transfer would otherwise have been transacted.

All procedures, including distributions, based on the valuation of the Sub-accounts may be postponed during the period: (1) the New York Stock Exchange is closed (other than customary holidays or weekends) or trading on the New York Stock Exchange is restricted as determined by the SEC; (2) the SEC permits postponement and so orders; or (3) the SEC determines that an emergency exists making valuation or disposal of securities not reasonably practical.

                                     Voting

You have voting rights in relation to Account Value maintained in the Sub-accounts. You do not have voting rights in relation to Account Value maintained in any Fixed Allocations, in the Loan Account or in relation to fixed payments under a settlement option.

We will vote shares of the Portfolios in which the Sub-accounts invest in the manner directed by Owners, unless we, in our sole discretion, determine that we are required by law or regulation to vote otherwise. Owners give instructions equal to the number of shares represented by the Sub-account Units attributable to their Policy.

We will vote the shares attributable to assets held in the Sub-accounts solely for us rather than on behalf of Owners, or any share as to which we have not received instructions, in the same manner and proportion as the shares for which we have received instructions. We will do so separately for each Sub-account from various classes that may invest in the same underlying mutual fund portfolio.

The number of votes for a Portfolio will be determined as of the record date for such Portfolio as chosen by its board of trustees or board of directors, as applicable. We will furnish Owners with proper forms and proxies to enable them to instruct us how to vote.

You may instruct us how to vote on the following matters: (a) changes to the board of trustees or board of directors, as applicable; (b) changing the independent accountant; (c) approval of changes to the investment advisory agreement or adoption of a new investment advisory agreement; (d) any change in the fundamental investment policy; and (e) any other matter requiring a vote of the shareholders.

With respect to approval of changes to the investment advisory agreement, approval of a new investment advisory agreement or any change in fundamental investment policy, only Owners maintaining Account Value as of the record date in a Sub-account investing in the applicable Portfolio will instruct us how to vote on the matter, pursuant to the requirements of Rule 18f-2 under the Investment Company Act of 1940.

                         Transfers, Assignments, Pledges

Generally, your rights in a Policy may be transferred, assigned or pledged at any time. These transactions may be subject to income taxes and certain penalty taxes. You may transfer, assign or pledge your rights to another person at any time, prior to the death upon which the Death Benefit is payable. You must request a transfer or provide us a copy of the assignment In Writing. A transfer or assignment is subject to our acceptance. We will not be deemed to know of or be obligated under any assignment prior to our receipt and acceptance thereof. We assume no responsibility for the validity or sufficiency of any assignment.

                                     Reports

We mail you, at your last known address of record, any statements and reports required by applicable law or regulation. You should therefore give us prompt notice of any address change. We send a confirmation statement to you each time an unscheduled transaction is made affecting Account Value. Such transactions will generally include changes in investment allocation or transfers among investment options, loans and loan repayments, partial surrenders or withdrawals, and any charges associated with such unscheduled transactions. Quarterly statements are also mailed detailing the activity affecting your Policy during the prior quarter, including all scheduled and unscheduled transactions. To the extent permitted by law, some types of scheduled transactions will only be confirmed on a quarterly basis. Such transactions will generally include those pre-authorized charges deducted on the Monthly Processing Date. You may request additional reports. We reserve the right to charge up to $50 for each such additional report. You should review the information in these statements carefully. You must report all errors or corrections to us at our Office immediately to assure proper crediting to your Policy. For transactions for which we immediately send confirmations, we assume all transactions are accurate unless you notify us otherwise within 30 days after the date of the transaction. For transactions that are only confirmed on the quarterly statement, we assume all transactions are accurate unless you notify us within 30 days of the end of the calendar quarter. We may also send you each year an annual report and a semi-annual report containing financial statements for the applicable Sub-accounts, as of December 31 and June 30, respectively. We reserve the right, to the extent permitted by law, to provide any prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you via the Internet or any other electronic means.

                                Incontestability

We may not contest the validity of a Policy after it has been in effect during the Insured's lifetime for two years from the Issue Date. If there are two Insureds, this applies to the lifetime of either Insured. If the Policy is reinstated, to the extent permitted by law, we may not contest the validity of a Policy after it has been in effect for two years from the date of the reinstatement.

                                     Suicide

If an Insured commits suicide within two years of the Policy Date (or whatever maximum period is permitted under law) or the date of a reinstatement if allowed by law, the Death Benefit will be the greater of: (a) Premium paid less any outstanding Debt and any partial withdrawals; or (b) the Cash Value. All other requirements as to calculation and payment of Death Proceeds will apply.

                                  Misstatement

We will adjust the amount of the Death Proceeds to conform to the facts if the age or gender of an Insured is incorrectly stated. We will do so as specified in the Policy and as permitted by law.

                                   Backdating

Depending on your Age at the time you apply for a Policy, it may be advantageous to have the Policy Date be earlier than the Issue Date. This is known as "backdating." Doing so may enable you to qualify for lower cost of insurance charges. We permit backdating: (a) only if doing so will qualify you for a lower cost of insurance charge; and (b) the Policy Date is the date the Application is signed, but in no case more than 90 days before the Issue Date. If you elect backdating, on the Issue Date we will deduct charges that would have been deducted as of the Policy Date and any Monthly Processing Dates between the Policy Date and the Issue Date. To the extent permitted by law, we do not guarantee any increase in the Account Value for the period between the Policy Date and the Issue Date. However, we also reserve the right, to the extent permitted by law, to credit you a fixed rate of interest for such period.

                          Resolving Material Conflicts

Portfolios may be available to registered separate accounts offering either or both life and annuity contracts of insurance companies not affiliated with us. We also may offer life insurance policies and/or annuity contracts that offer different variable investment options from those offered under this Policy, but which invest in the same Portfolios. It is possible that differences might arise between our Separate Account F and one or more accounts of other insurance companies which participate in a Portfolio. It is also possible that differences might arise between a Sub-account offered under this Policy and variable investment options offered under different life insurance policies or annuities we offer, even though such different variable investment options invest in the same Portfolio. In some cases, it is possible that the differences could be considered "material conflicts." Such a "material conflict" could also arise due to changes in the law (such as state insurance law or Federal tax law) which affect either these different life and annuity separate accounts or differing life insurance policies and annuities. It could also arise by reason of differences in voting instructions of persons with voting rights under our policies and/or annuities and those of other companies, persons with voting rights under annuities and those with rights under life policies, or persons with voting rights under one of our life policies or annuities with those under other life policies or annuities we offer. It could also arise for other reasons. We will monitor events so we can identify how to respond to such conflicts. If such a conflict occurs, we will take the necessary action to protect persons with voting rights under our life policies or annuities vis-a-vis those with rights under life policies or annuities offered by other insurance companies. We will also take the necessary action to treat equitably persons with voting rights under this Policy and any persons with voting rights under any other life policy or annuity we offer.

                      Modification of the Separate Account

We reserve the right to do any or all of the following: (a) combine a Sub-account with other Sub-accounts; (b) combine Separate Account F or a portion thereof with other separate accounts; (c) deregister Separate Account F under the Investment Company Act of 1940; (d) operate Separate Account F as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law; (e) make changes required by any change in the Securities Act of 1933, the Securities Exchange Act of 1934 or the Investment Company Act of 1940; (f) make changes that are necessary to maintain the tax status of your Policy under the Code; and (g) make changes required by any change in other Federal or state laws relating to life insurance policies in general or variable life insurance policies in particular.

Also, from time to time, we may make additional Sub-accounts available to you. These Sub-accounts will invest in Portfolios we believe to be suitable for the Policy. We may or may not make a new Sub-account available to invest in any new portfolio of one of the current underlying mutual funds should such a portfolio be made available to Separate Account F.

We may eliminate Sub-accounts, combine two or more Sub-accounts or substitute one or more new underlying mutual funds or portfolios for the one in which a Sub-account is invested. Substitutions may be necessary if we believe a Portfolio no longer suits the purpose of the Policy. This may happen due to a change in laws or regulations, or a change in the investment objectives or restrictions of a Portfolio, or because the Portfolio is no longer available for investment, or for some other reason. We would obtain prior approval from the insurance department of our state of domicile, if so required by law, before making such a substitution, combination, deletion or addition. We also would obtain prior approval from the SEC so long as required by law, and any other required approvals before making such a substitution, combination, deletion or addition.

                                 Entire Contract

For any Policy issued, the entire contract between you and us includes the Policy form and any of the following which may be attached to the Policy: riders or endorsements, the copy of any Application and endorsements. All statements made in any Application are deemed to be representations and not warranties. No statement is used to void a Policy or defend a claim unless it is contained in any Application attached to the Policy.

Only our President, one of our Vice Presidents or our Secretary may change or waive any provisions of a Policy. Any change or waiver must be In Writing. To the extent permitted by law, we are not bound by any promises or representations made by or to any other person.

                          Additional Tax Considerations

The following is a brief summary of certain Federal tax laws as they are currently interpreted. No one can be certain that the laws or interpretations will remain unchanged or that agencies or courts will always agree as to how the tax law or regulations are to be interpreted. This discussion is not intended as tax advice. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

Our taxation: We are taxed as a life insurance company under Part I, subchapter L, of the Code.

Treatment as a "modified endowment contract": Under most circumstances, taxes on any gain in the Policy are `deferred' and not taxed every year. Unless your Policy is established as part of an eligible exchange of a life insurance policy entered into before June 21, 1988, amounts you receive as a partial withdrawal, a loan or as a surrender are taxed in the same manner as distributions from a deferred annuity before annuity payments begin. This means that these types of distributions are deemed to come first from any gain in the policy and that any gain is treated as ordinary income. It also means that distributions of gain may be subject to a 10% tax penalty if taken before age 59 1/2. Under most circumstances, the Beneficiary will not pay any income tax on the Death Proceeds.

Assignment: If you assign or pledge any portion of the Policy, the transaction is treated as a distribution subject to taxation as ordinary income. The tax penalty noted above may apply. In addition, except in the case of a partial assignment as of the Policy Date, we expect to report gain in the Policy as currently taxable in each tax year the assignment remains in effect.

Gifts: If you give your Policy as a gift to an entity for which you are not the taxpayer or to anyone other than your spouse (or former spouse incident to a divorce), the gift is treated for tax purposes as a distribution.

Aggregation rules: You may purchase more than one life insurance policy from us in the same calendar year that is treated under the Code as a "modified endowment contract," including the Policy described in this Prospectus. If you do, all such policies are subject to "aggregation rules." Under these rules, all of these policies must be treated as one modified endowment contract when determining the portion of any distribution or deemed distribution which is currently taxable. It is also possible that these aggregation rules may apply to any annuity contracts you purchase from us in the same calendar year as you purchase a Policy.

Exchanges: Section 1035 of the Code permits certain tax-free exchanges of life insurance policies. You must comply with various requirements for such exchanges to be treated as tax-free, which include, but are not limited to: (a) the need for the insured to be the same individual or individuals before and after the exchange; and (b) the need to have the Debt on a Policy as of the date all premium is received equal to any outstanding indebtedness on the life insurance exchanged for the Policy. If you exchange a life insurance policy entered into before June 21, 1988 which is not a modified endowment contract, we believe the new policy generally will not be treated as a modified endowment contract if no new premium is paid and there is no reduction in the death benefit as a result of the exchange. For those Policies not treated as modified endowment contracts, we believe that loans are not treated as distributions and withdrawals are deemed to come first from your investment in the policy. In addition, we believe that the aggregation rules as well as the tax treatment of assignments, pledges and gifts, noted above, would not apply. However, we cannot guarantee this tax treatment and advise you to consult your tax advisor before exchanging any existing life insurance policy.

Transfers between investment options: Transfers between investment options are not subject to taxation. The Treasury Department may promulgate guidelines under which a variable life insurance policy will not be treated as life insurance for tax purposes if persons with ownership rights have excessive control over the investments underlying such a policy. Such guidelines may or may not address the number of investment options or the number of transfers between investment options offered. It is not known whether such guidelines, if in fact promulgated, would have retroactive effect. It is also not known what effect, if any, such guidelines may have on transfers between the investment options of the Policy offered pursuant to this Prospectus. We will take any action, including modifications to your Policy or the Sub-accounts, required to comply with such guidelines if promulgated.

Generation skipping transfers: Under the Code certain taxes may be due when all or part of a life insurance policy is transferred to or a death benefit is paid to an individual two or more generations younger than the policy holder. These taxes tend to apply to transfers of significantly large dollar amounts. We may be required to determine whether a transaction must be treated as a direct skip as defined in the Code and the amount of the resulting tax. If so required, we will deduct from your Policy or from any applicable payment to be treated as a direct skip any amount we are required to pay as a result of the transaction.

Diversification: Section 817(h) of the Code provides that a variable life insurance policy, in order to qualify as life insurance, must have an "adequately diversified" segregated asset account (including investments in a mutual fund by the segregated asset account of insurance companies). The Treasury Department's regulations prescribe the diversification requirements for variable life insurance policy. We believe the underlying mutual fund portfolios should comply with the terms of these regulations.

Withholding: Section 3405 of the Code provides for Federal income tax withholding on the portion of a distribution which is includible in the gross income of the recipient. Amounts to be withheld depend upon the nature of the distribution. However, under most circumstances a recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by filing a completed election form with us. A withholding form may be required.

Accelerated Death Benefits: Payments of amounts to an Insured that otherwise would be payable to the Beneficiary as a result of an Insured's death can qualify for the same tax-free treatment as death benefits if certain requirements are met. These are requirements regarding the terminal illness of the insured. We believe payments under the provisions of the accelerated death benefit of the Policy will meet the requirements of the Code and the regulations in order to qualify as tax-free payments.

Extending the Policy's Maturity: We believe that a Policy will continue to be treated as life insurance and as a modified endowment contract under the Code if you extend the Policy's maturity under any extended maturity rider we may offer in the future. However, this tax treatment is not certain, so you should consult your tax advisor before taking this step. If the Policy is not treated as life insurance after any extension of maturity, gain in the Policy may no longer be taxed deferred, and all or a portion of the Death Proceeds may be taxable to the Beneficiary.

Survivorship Policies: The Code does not directly address how certain features of a policy paying on the death of a surviving insured should be treated. We believe such a Policy should be treated as other life insurance policies, but there is some uncertainty as to whether that is the case. If the surviving Insured is an Owner, the Death Proceeds payable as a result of the death of the last surviving Insured generally will be treated as part of the Owner's estate for purposes of the federal estate tax. If the surviving Insured was not an Owner, the replacement cost of the Policy may be included in the estate of the Owner upon his or her death and Death Proceeds payable as a result of the death of the surviving Insured are includible in the person's estate if the proceeds are payable to or for the benefit of that person's estate or if the surviving Insured held incidents of ownership in the Policy within three years prior to death.

Taxes other than Federal income taxes: Amounts received or deemed received from a Policy that may be subject to Federal income tax also may be subject to state income taxes. The fair market value of a Policy or the Death Proceeds may be included under certain circumstances in an estate for purposes of state inheritance taxes or Federal estate taxes. Federal estate and gift taxes are integrated for various purposes. An unlimited marital deduction may apply for purposes of Federal estate and gift taxes, which would allow deferral of taxes until the death of the surviving spouse.

                            Safekeeping of the Assets

We maintain the assets of the Separate Account and those in our general account. The assets of the Separate Account are segregated from those in our general account.

                                   Regulation

We are organized as a Connecticut stock life insurance company, and are subject to Connecticut law governing insurance companies. We are regulated and supervised by the Connecticut Commissioner of Insurance. By March 1 of every year, we must prepare and file an annual statement, in a form prescribed by the Connecticut Insurance Department, which covers our operations for the preceding calendar year, and must prepare and file our statement of financial condition as of December 31 of such year. The Commissioner and his or her agents have the right at all times to review or examine our books and assets. A full examination of our operations will be conducted periodically according to the rules and practices of the National Association of Insurance Commissioners ("NAIC"). We are subject to the insurance laws and various Federal and state securities laws and regulations and to regulatory agencies, such as the Securities and Exchange Commission (the "SEC") and the Connecticut Banking Department, which administer those laws and regulations.

We can be assessed up to prescribed limits for policyholder losses incurred by insolvent insurers under the insurance guaranty fund laws of most states. We cannot predict or estimate the amount any such future assessments we may have to pay. However, the insurance guaranty laws of most states provide for deferring payment or exempting a company from paying such an assessment if it would threaten such insurer's financial strength.

Several states, including Connecticut, regulate insurers and their affiliates under insurance holding company laws and regulations. This applies to us and our affiliates. Under such laws, inter-company transactions, such as dividend payments to parent companies and transfers of assets, may be subject to prior notice and approval, depending on factors such as the size of the transaction in relation to the financial position of the companies.

Currently, the federal government does not directly regulate the business of insurance. However, federal legislative, regulatory and judicial decisions and initiatives often have significant effects on our business. Types of changes that are most likely to affect our business include changes to: (a) the taxation of life insurance companies; (b) the tax treatment of insurance products; (c) the securities laws, particularly as they relate to insurance and annuity products; (d) the "business of insurance" exemption from many of the provisions of the anti-trust laws; (e) the barriers preventing most banks from selling or underwriting insurance: and (f) any initiatives directed toward improving the solvency of insurance companies. We would also be affected by federal initiatives that have impact on the ownership of or investment in United States companies by foreign companies or investors.

                                  Legal Matters

The law firm of Werner & Kennedy has passed on the legal matters relating to the offering of these Policies.

                                Legal Proceedings

As of the date of this Prospectus, neither we nor American Skandia Marketing, Incorporated were involved in any litigation outside of the ordinary course of business, and know of no material claims.

                                     Experts

The audited financial statement included in this Prospectus and Registration Statement are presented in accordance with generally accepted accounting principles. These statements were audited by Deloitte & Touche LLP, independent auditors. We rely on their authority as experts in accounting and auditing.

Brian L. Hirst has approved the hypothetical illustration included in this Prospectus and Registration Statement. We have included them relying on his opinion that they are reasonable.

                          Distribution of this Offering

American Skandia Marketing, Incorporated ("ASM, Inc."), a wholly-owned subsidiary of American Skandia Investment Holding Corporation, acts as the principal underwriter of the Policies. ASM, Inc.'s principal business address is One Corporate Drive, Shelton, Connecticut 06484. ASM, Inc. is a broker-dealer registered with the SEC under the 1934 Act and a member of the National Association of Securities Dealers, Inc. ("NASD").

ASM, Inc. will enter into distribution agreements with certain broker-dealers registered under the Securities and Exchange Act of 1934 or with entities which may otherwise offer the Policies that are exempt from such registration. In addition, ASM, Inc. may offer Policies directly to potential purchasers. The maximum initial concession to be paid on premiums received is 8.5% and a portion of compensation may be paid from time to time based on all or a portion of either the Account Value or the Cash Value. We reserve the right to base concessions from time-to-time on the investment options chosen by Owners, including investment options that may be deemed our "affiliates" or "affiliates" of ASM, Inc. under the Investment Company Act of 1940.

As of the date of this Prospectus, we expect to pay an on-going service fee in relation to providing certain statistical information upon request by Owners about the investment options and the Portfolios. We may make the fee payable to the service providers based on either the Account Value or Cash Value of Policies. Under most circumstances, we will engage the broker-dealer of record for your Policy, or the entity of record if such entity could offer Policies without registration as a broker-dealer (i.e. certain banks), to be your resource for the statistical information, and to be available upon your request to both provide and explain such information to you. The broker-dealer of record or the entity of record is the firm which sold you the Policy, unless later changed. Some portion of the fee we pay for this service may be payable to your representative. We may structure this program such that no fee is payable based on the value in Fixed Allocations. If that were to occur, it is possible that your representative may receive on-going service fee compensation, but only in relation to value maintained in variable investment options.

From time to time we may promote the sale of our products such as the Policies offered pursuant to this Prospectus through programs of non-cash rewards to registered representatives of participating broker-dealers. We may withdraw or alter such promotions at any time.

To the extent permitted, we may advertise certain information regarding the performance of the investment options that does not take into consideration the effect of either the cost of insurance charges, the contingent deferred sales charge, the contingent tax charge or the maintenance fee. This performance information may help you review the performance of the investment options and provide a basis for comparison between the Policy's investment options. This information may be less useful when comparing the performance of the investment options with the performance of investment options provided in other variable life policies because each plan of life insurance will have its own applicable charges. This information is even less useful in comparing performance to that of any savings or investment vehicle, rather than variable life insurance.

Performance information on the Sub-accounts is based on past performance only and is no indication of future performance. Actual performance will depend on the type, quality and, for some of the Sub-accounts, the maturities of the investments held by the Portfolios and upon prevailing market conditions and the response of the Portfolios to such conditions. Actual performance will also depend on changes in the expenses of the Portfolios. Such changes are reflected, in turn, in the Sub-accounts which invest in such Portfolios. In addition, the charges deducted from your Account Value and those assessed against each Sub-account will affect performance.

As of the date of this Prospectus, all the Portfolios existed prior to the inception of these Sub-accounts. Performance quoted in advertising regarding such Sub-accounts may indicate periods during which the Sub-accounts have been in existence but prior to the initial offering of the Policies. Such hypothetical performance is calculated using the same assumptions employed in calculating actual performance since inception of the Sub-accounts. Any such historical performance will be based on assumptions. These include assumptions regarding: (a) the Age, risk class and gender, where applicable, of an Insured or Insureds; (b) the Premium and Policy Date; and (c) assumptions about a lack of transfers, loans, loan repayments and withdrawals during the period for which performance is quoted.

American Skandia Life Assurance Corporation may advertise its rankings and/or ratings by independent financial ratings services. Such rankings may help you in evaluating our ability to meet our obligations in relation to Fixed Allocations, pay Death Proceeds, make payments under any settlement options or administer Policies. Such rankings and ratings do not reflect or relate to the performance of Separate Account F.

                                  Illustrations

In Appendix A we provide examples of the kind of hypothetical illustrations available to help you better understand how a Policy works. In that Appendix, we also provide information on how you may obtain additional hypothetical illustrations. In Appendix B, we provide hypothetical illustrations of how exercise of the accelerated death benefit provision affects the values of a Policy.

                        Executive Officers and Directors

Our executive officers and directors are listed in Appendix C.

                              Financial Statements

Financial statements for American Skandia Life Assurance Corporation and American Skandia Life Assurance Corporation Separate Account F are found in Appendix D.

                                   Appendix A
                                  Illustrations

It is impossible to illustrate exactly how a Policy will perform in the future. However, you may better understand how a Policy works, and may be able to better compare a Policy with other life insurance plans, using hypothetical illustrations based on certain assumptions about the future. You can do this using the hypothetical illustrations provided in this Appendix A. You can also do this by requesting from us personalized hypothetical illustrations based on:
(a) the Age(s) of the Insured(s); (b) the expected risk class(es) of the Insured(s); (c) the gender of the Insured(s), where permitted; (d) the Face Amount you seek or the amount of Premium you intend to pay; and (e) guaranteed and/or current cost of insurance charges. Please forward any such request to us at our address as shown on the first page of this Prospectus.

As of the date of this Prospectus, we only provide such hypothetical illustrations on paper. We reserve the right to make such illustrations available in the future via electronic transmission or as part of a multi-media presentation.

As of the date of this Prospectus, we do not provide hypothetical illustrations that assume future loans, withdrawals, loan repayments or varying assumed rates of return. However, we reserve the right to make such illustrations available in the future.

The hypothetical illustrations that follow show the changes in the Death Benefit, Account Value and Surrender Value over time based on certain assumptions. Values are provided as of the end of each Policy Year shown. For comparison, it also shows what an amount equal to the applicable Premium would be worth before tax if interest were credited to such an amount at 5% interest. The assumptions used are as follows:

         1. Hypothetical constant gross rates of return in the Portfolios of 0%, 6% and 12%.

         2. Hypothetical constant expense ratios of 1.00% for the Portfolios.

         3. The mortality and expense risk charge assessed against the assets in the Separate Account at an annualized rate of 0.90%. The charge for administrative expenses connected with operating the Separate Account is 0.25% per year. It is also assumed that there is no tax charge assessed against the Separate Account.

         4. The charges under the Policy, including the current cost of insurance charges that differ by gender. It is assumed that there are no transfer fees applicable.

         5. There are no loans, loan repayments, withdrawals, accelerated death benefit payments or amounts paid to maintain the Policy in effect during a grace period.

         6. The Age(s) and gender of the Insured(s) shown in each illustration.

         7. The Insured(s) is/are eligible for the no tobacco use risk class.

         8. The Premium and Face Amount are as shown in each illustration.

                 [ACTUAL ILLUSTRATIONS TO BE FILED BY AMENDMENT]

                                   Appendix B
                    Illustration Of Accelerated Death Benefit

The following are hypothetical illustrations of the impact of payments made to the Insured under the accelerated death benefit provision of the Policy. The first hypothetical illustration assumes the Insured is a female, age 45 as of the Issue Date. The second hypothetical illustration assumes the Insured is a male, age 65 as of the Issue Date. The following other assumptions apply to both hypothetical illustrations:

         1.       The Premium paid was $20,000.
         2.       The provision is exercised as of the 10th Policy Anniversary.
         3. The investment options in which Account Value was allocated have grown on a constant basis since the Issue Date at an annualized rate of 8% per year.
         4. There have been no loans or loan repayments. 5. No amounts have been withdrawn.
         6. 50% of the maximum available amount is taken pursuant to the accelerated death benefit provision.
         7. The 12 month interest rate discount used in the calculation of the benefit assumes interest at 6% per year, compounded yearly.

The following are various policy values immediate before and after the accelerated death benefit is paid:

                                                     Female Age 45                      Male Age 65
                                                     -------------                      -----------

Account Value Before the
Accelerated Death Benefit is Paid:                   $34,224                            $33,708

Cash Value Before the
Accelerated Death Benefit is Paid:                    34,224                             33,708

Maximum Amount Available
For a Loan Before the
Accelerated Death Benefit is Paid:                    30,802                             30,337

Death Benefit Before the
Accelerated Death Benefit is Paid:                    85,371                             45,746

Guaranteed Minimum Death Benefit Before the
Accelerated Death Benefit is Paid:                    34,224                             33,708

Amount Paid as the Accelerated
Death Benefit:                                        20,135                             10,789

Account Value After the
Accelerated Death Benefit is Paid:                    25,668                             25,281

Cash Value After the
Accelerated Death Benefit is Paid:                    25,668                             25,281

Maximum Amount Available
For a Loan After the
Accelerated Death Benefit is Paid:                    23,101                             22,753

Death Benefit After the
Accelerated Death Benefit is Paid:                    64,028                             34,310

Guaranteed Minimum Death Benefit After the
Accelerated Death Benefit is Paid:                    25,668                             25,281

                                   Appendix C
                        Executive Officers and Directors


Our executive officers, directors and certain significant employees, their ages, positions with us and principal occupations are indicated below. The immediately preceding work experience is provided for officers that have not been employed by us or an affiliate for at least five years as of the date of this Prospectus.

Name/                                                         Position with American Skandia
Age                                                           Life Assurance Corporation                        Principal Occupation

Gordon C. Boronow*                                            President                                                President and
44                                                            and Chief                                     Chief Operating Officer:
                                                              Operating Officer,                               American Skandia Life
                                                              Director (since July, 1991)                      Assurance Corporation

Nancy F. Brunetti                                             Senior Vice President,                Senior Vice President, Customer
35                                                            Customer Service and                  Service and Business Operations:
                                                              Business Operations                              American Skandia Life
                                                              Director (since February, 1996)                  Assurance Corporation

     Ms. Brunetti joined us in 1992.  She previously held the position of Senior Business Analyst at Monarch Life Insurance Company.

Malcolm M. Campbell                                           Director (since April, 1991)                   Director of Operations,
41                                                                                                           Assurance and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

Jan R. Carendi*                                               Chief Executive                           Executive Vice President and
52                                                            Officer and                      Member of Corporate Management Group:
                                                              Chairman of the                         Skandia Insurance Company Ltd.
                                                              Board of Directors
                                                              Director (since May, 1988)

Cindy C. Ciccarello                                           Vice President,                                        Vice President,
38                                                            Customer Service                                     Customer Service:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Ms.  Ciccarello joined us in 1997. She previously held the position of Assistant
Vice  President  at Phoenix  Duff & Phelps  from 1996 to 1997 and  positions  of
Director and Operations Manager at Phoenix Equity Planning Corporation from 1989 to 1996.

Lincoln R. Collins                                            Senior Vice President,                         Senior Vice President,
36                                                            Product Management                                 Product Management:
                                                              Director (since February, 1996)                  American Skandia Life
                                                                                                               Assurance Corporation

William F. Cordner, Jr.                                       Vice President,                                        Vice President,
50                                                            Customer Focus Teams                             Customer Focus Teams:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Cordner joined us in 1996. He previously  held the position of Vice  President at United  Healthcare  from 1993 to 1996 and Vice
President at The Travelers Insurance Company from 1990 to 1993.

Henrik Danckwardt                                             Director (since July, 1991)                        Director of Finance
43                                                                                                               and Administration,
                                                                                                             Assurance and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

Wade A. Dokken                                                Director (since July, 1991)                                  Director:
37                                                            and Employee                                     American Skandia Life
                                                                                                              Assurance Corporation;
                                                                                              President and Chief Marketing Officer:
                                                                                            American Skandia Marketing, Incorporated

Teresa Grove                                                  Vice President,                                        Vice President,
41                                                            Customer Service                                     Customer Service:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

     Ms. Grove joined us in 1996.  She  previously  held positions of Operations
Manager at Twentieth  Century/Benham from January,  1992 to September,  1996 and
Operations Manager at Lateef Management  Association from January, 1989 to June,
1991.


Brian L. Hirst                                                Vice President,                                        Vice President,
49                                                            Corporate Actuary                                   Corporate Actuary:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Hirst joined us in 1996. He previously  held the positions of Vice  President  from 1993 to 1996 and Second Vice  President from
1987 to 1992 at Allmerica Financial.

N. David Kuperstock                                           Vice President,                                        Vice President,
45                                                            Product Development                               Product Development:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Thomas M. Mazzaferro                                          Executive Vice President and              Executive Vice President and
44                                                            Chief Financial Officer,                      Chief Financial Officer:
                                                              Director (since October, 1994)                   American Skandia Life
                                                                                                               Assurance Corporation

Gunnar J. Moberg                                              Director (since November, 1994)        Director - Marketing and Sales,
42                                                                                                          Assurances and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

David R. Monroe                                               Vice President and                                  Vice President and
35                                                            Controller                                                 Controller:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

     Mr. Monroe joined us in 1996.  He  previously  held  positions of Assistant
Vice President and Director at Allmerica  Financial  from August,  1994 to July,
1996 and Senior Manager at KPMG Peat Marwick from July, 1983 to July, 1994.

Polly Rae                                                     Vice President,                                        Vice President,
34                                                            Service Development                               Service Development:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Rodney D. Runestad                                            Vice President                                         Vice President:
47                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Anders O. Soderstrom                                          Director (since October, 1994)                           President and
37                                                                                                          Chief Operating Officer:
                                                                                                        American Skandia Information
                                                                                                 Services and Technology Corporation

Amanda C. Sutyak                                              Executive Vice President                      Executive Vice President
39                                                            and Deputy Chief                                      and Deputy Chief
                                                              Operating Officer,                                  Operating Officer:
                                                              Director (since July, 1991)                      American Skandia Life
                                                                                                               Assurance Corporation

C. Ake Svensson                                               Treasurer,                                   Vice President, Treasurer
46                                                            Director (since December, 1994)              and Corporate Controller:
                                                                                                         American Skandia Investment
                                                                                                                 Holding Corporation

    Mr. Svensson joined us in 1994.  He previously held the position of Senior Vice President with Nordenbanken.

Bayard F. Tracy                                               Director (since October, 1994)                   Senior Vice President
49                                                                                                       and National Sales Manager:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Jeffrey M. Ulness                                             Vice President,                                        Vice President,
36                                                            Product Management                                 Product Management:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

    Mr. Ulness joined us in 1994. He previously held the positions of Counsel at North American Security Life Insurance Company from March, 1991 to July, 1994 and Associate at LeBoeuf, Lamb, Leiby, Green and MacRae from January, 1990 to
March 1991.


--------
* Trustees of American Skandia Trust, one of the underlying mutual funds in which the Sub-accounts offered pursuant to this Prospectus invest.

                                   Appendix D
                              Financial Statements

                           [To be filed by amendment]


                           PART II - OTHER INFORMATION

                       CONTENTS OF REGISTRATION STATEMENT

         This  registration   statement   comprises  the  following  papers  and
documents:

         The facing sheet.

         The prospectus consisting of 39 pages.

         Representations and Undertakings.

         The signatures.

         Written consents of the following persons:

         Werner & Kennedy           TO BE FILED BY AMENDMENT
         Deloitte and Touche, LLP   TO BE FILED BY AMENDMENT
         Corporate Actuary          TO BE FILED BY AMENDMENT

         The following exhibits which correspond to those required by paragraph A of the instructions for exhibits to Form N-8B-2:

         1.A.(1) Resolution of the Board of Directors of the Company is filed herewith.

             (2)  Not applicable.

             (3)  Distributing contracts:
                  (a)     Principal Underwriting Agreement is filed herewith.
                  (b) Form of Dealer Agreement incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement No. 33-44436,filed April 20, 1993.
                  (c) Not applicable.

             (4)  Not applicable.

             (5) Form of Modified Single Premium Variable Life Insurance Policy
                 TO BE FILED BY AMENDMENT

             (6) Articles  of  Incorporation  and  By-laws of American Skandia
                 Life Assurance Corporation, incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement No. 33-19363, filed July 27, 1988.

             (7) Not applicable.

             (8) Not applicable.

             (9) Other material contracts.
                 TO BE FILED BY AMENDMENT

            (10) Form of Application for Modified Single Premium Variable Life
                 Insurance Policy.  TO BE FILED BY AMENDMENT

            (11) Memorandum describing transfer and redemption procedures is filed herewith.

         2.       Opinion and Consent of Werner and Kennedy.
                  TO BE FILED BY AMENDMENT

         3. No financial statements are to be omitted from the prospectus pursuant to instruction 1(b) or 1(c) of the instructions as to the prospectus.

         4.       Not applicable.

         5.       Financial Data Schedules.            TO BE FILED BY AMENDMENT

         6.       Not applicable.

         7.       Opinion and Consent of certifying actuary.
                  TO BE FILED BY AMENDMENT

         8.       Opinion and Consent of Deloitte and Touche, LLP
                  TO BE FILED BY AMENDMENT

         9.       Powers of Attorney are filed herewith.



                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                     RULE 484 UNDERTAKING ON INDEMNIFICATION

Article XIII of the By-laws of American Skandia Life Assurance Corporation, a Connecticut corporation, (the "Corporation") provides for indemnification of its officers, directors, and employees as follows:

SECTION 1.     Proceedings Other Than by or in the Right of the Corporation.

The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigate (other than an action by or in the right of the Corporation) by reason of the fact that he, or the person whose representative he is, is or was a shareholder, director, officer, employee or agent of the Corporation, or is or was serving solely at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, penalties, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person is successful on the merits in the defense of the proceeding or as provided in
Section 3 hereof, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, the person had no reasonable cause to believe his conduct was unlawful or if upon application to the court as provided in Section 5 hereof, the court shall have determined that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine; except that, in connection with an alleged claim based upon his purchase or sale of securities of the Corporation or of another enterprise, which he serves or served at the request of the Corporation, the Corporation shall only indemnify such person after the court shall have determined, on application as provided in
Section 5 hereof, that in view of all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendre or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation or of the participants and beneficiaries of such employee benefit plan or trust and consistent with the provisions of such employee benefit plan or trust, or, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

SECTION 2.     Proceedings by or in the Right of the Corporation.

The Corporation shall indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by or in the right of the Corporation, to procure a judgment in its favor by reason of the fact that he, or the person whose legal representative he is, is or was a shareholder, director, officer, employee or agent of the Corporation, or is or was serving solely at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or enterprise, against expenses (including attorney fees) actually and reasonably incurred by him in connection with such proceeding in relation to matters as to which such person, or the person whose legal representative his is, is finally adjudged not to have breached his duty to the Corporation, or where the court, on application as provided in Section 6 hereof, shall have determined that in view or all the circumstances such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. The Corporation shall not so indemnify any such person for amounts paid to the Corporation, to a plaintiff or to counsel for a plaintiff in settling or otherwise disposing of a proceeding, with or without court approval; or for expenses incurred in defending a proceeding which is settled or otherwise disposed of without court approval.

SECTION 3.     Determination of Right of Indemnification.

The conclusion provided for in Section 1 hereof may be reached by any of the following: (1) The Board of Directors of the Corporation by a consent in writing signed by a majority of those directors who were not parties to such proceeding;
(2) independent legal counsel selected by a consent in writing signed by a majority of those directors who were not parties to such proceeding; (3) in the case of any employee or agent who is not an officer or director of the Corporation, the Corporation's general counsel; or (4) the shareholders of the Corporation by the affirmative vote of at least a majority of the voting power of shares not owned by parties to such proceeding, represented at an annual or special meeting of shareholders, duly called with notice of such purpose stated. Such person shall also be entitled to apply to a court for such conclusion, upon application as provided in Section 5 hereof, even though the conclusion reached by any of the foregoing shall have been adverse to him or to the person whose legal representative he is.


Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                         REPRESENTATION AND UNDERTAKING

The Registrant and the Company hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and the Company elect to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Act with respect to the Policies described in the prospectus. The Policies are designed in such a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) The Company is relying on Paragraph (b)(13)(iii)(F) of Rule 6e-3(T) for the deduction of the mortality and expense risk charges ("risk charges")assumed by the Company under the Policies. The Company represents that the risk charges are reasonable in relation to all of the risks assumed by the issuer under the Policies. (Paragraph (b)(13)(iii)(F)(2)(ii)). Actuarial memoranda demonstrating the reasonableness of these charges are maintained by the Company, and will be made available to the Securities and Exchange Commission (the "Commission") on request.(Paragraph (b)(13)(iii)(F)(3).

(c) The Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the contractholders and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.(Paragraph (b)(13)(iii)(F)(4)(ii)(A).

(d) The Company represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses. (Paragraph (b)(13)(iii)(F)(4)(ii)(B)(2).

(e) Pursuant to Rule 26(e) under the Act, the Company hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.




                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Shelton, State of Connecticut, on day of October, 1997.

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                               SEPARATE ACCOUNT F
                                  (Registrant)

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (Depositor)


By:/s/Amanda C. Sutyak              Attest: /s/Kathleen A. Chapman
      Amanda C. Sutyak,                          Kathleen A. Chapman,
      Executive Vice President                   Assistant Corporate Secretary
      and Deputy Chief
      Operating Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

          Signature                   Title                              Date
                          (Principal Executive Officer)

       Jan R. Carendi*          Chief Executive Officer,             10/17/97
      Jan R. Carendi       Chairman of the Board and Director

                          (Principal Financial Officer)
  /s/Thomas M. Mazzaferro Executive Vice President and               10/17/97
     Thomas M. Mazzaferro      Chief Financial Officer

                         (Principal Accounting Officer)
  /s/David R. Monroe         Vice President and                      10/17/97
     David R. Monroe             Controller

                              (Board of Directors)

Jan. R. Carendi*          Gordon C. Boronow*            Malcolm M. Campbell*
Jan. R. Carendi           Gordon C. Boronow             Malcolm M. Campbell

Henrik Danckwardt*        Amanda C. Sutyak*             Wade A. Dokken*
Henrik Danckwardt         Amanda C. Sutyak              Wade A. Dokken

Thomas M. Mazzaferro*     Gunnar Moberg*                Bayard F. Tracy*
Thomas M. Mazzaferro      Gunnar Moberg                 Bayard F. Tracy

Anders Soderstrom*        C. Ake Svensson*              Lincoln R. Collins*
Anders Soderstrom         C. Ake Svensson               Lincoln R. Collins

                               Nancy F. Brunetti*
                                Nancy F. Brunetti


                        *By: /s/Kathleen A. Chapman
                                Kathleen A. Chapman

                 *Pursuant to Powers of Attorney filed herewith.